

82-4299

Registration No. 0107537000939

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

Ref : CSD 033/2010

May 25, 2010



10015868

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re : Italian-Thai Development Public Company Limited
Information Furnished Pursuant to Rule12g3-2(b)
Under the Securities Exchange Act of 1934

PPL

Ladies and Gentlemen :

We are submitting this letter and the enclosed documents listed in Annex A to supplement the submission of documents pursuant to Rule 12g 3-2 (b) under the Securities Exchange Act of 1934. The enclosed documents should bring file on the Company up to date.

Very truly yours,

Mr. Chatichai Chutima
Vice President (Finance Division)

Enclosures

E-Mail : cccs@itd.co.th

6/15



2034/132-161 ITALTHAI TOWER, NEW PETCHBURI ROAD, BANGKAPI, HUAYKWANG, BANGKOK 10320, THAILAND
P.O. BOX 1011 NEW PETCHBURI, TEL : (66 2) 716-1600, FAX : (66 2) 716-1488, www.itd.co.th


ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

Annex A

1. Financial Statement as of March 31, 2010
2. Financial Statement as of December 31, 2009
3. Annual Report 2009
4. The Minutes of Annual General Meeting of Shareholders No. 1/2010
5. The Report of material events field with the Stock Exchange of Thailand ("SET") from 19 November 2009 – 25 May 2010

Minutes of Annual General Meeting of Shareholders No.1/2010
Of
Italian-Thai Development Public Company Limited
April 26, 2010
The Head Office Meeting Room, 37th floor
2034/132-161 New Petchburi Road, Bangkapi, Huaykwang Bangkok, Thailand

The directors who participated the Meeting were as follows;
1. Pol. Lt. Chartachai Bunya-ananta
2. Mr. Premchai Karnasuta
3. Mrs.Nijaporn Charanachitta
4. Mr. Pathai Chakornbundit
5. Dr. Krisorn Jittorntrum
6. Mr. Tawatchai Suthiprapha
7. Mr. William Lee Zentgraf
8. Mr. Yuthachai Charanachitta
9. Mr. Peeti Karnasuta

The directors who were absent from the Meeting were as follows;
None

The Management who participated the Meeting was as follows;
1. Mr. Chatichai Chutima — Vice President (Finance)
2. Mr. Woravudh Hiranyapaisansakul — Company Secretary

The Independent Auditor who participated the Meeting was as follows;
Mr.Somckid Tiertrakul, the certified auditor No.2785 of Grant Thornton Limited

The legal consultants who participated the Meeting were as follows;
1. Mr. Chinnawat Thongpakdee
   Of Weerawong, Chinnavat & Peangpanor Ltd.

Pol. Lt. Chartachai Bunya-ananta, Chairman of the Board of Directors and the Chairman of Audit Committee was the Chairman of the Meeting.

The 368 shareholders and shareholder's proxies, representing 1,950,631,900 shares or equaling to 46.51% of the total paid-up shares of Italian-Thai Development Public Company Limited, attended the Meeting and thus constituted a quorum pursuant to the Articles of Association of the Company.

During the conducting of the Meeting, there were additional shareholders who registered to attend the Meeting.

Therefore the total shareholders and shareholder's proxies were 465 persons, representing 1,961,188,537 shares or equaling to 46.77 % of the total paid-up shares of the Company including;
- The number of shareholders who attended the Meeting was 224 persons, representing 1,441,394,645 shares equaling to 34.37% of the total paid-up shares.
- The number of shareholder's proxies was 241 persons, representing 519,793,892 shares equaling to 12.39% of the total paid-up shares.

The Meeting started at 2.05 p.m.

The Chairman convened the Meeting and informed the shareholders regarding voting for each agenda item. Shareholders or proxies who wanted to abstain or not approve should cast their votes on the voting cards and then the Company's officers would count the votes. One share was equal to one vote. The Company would use a computer system to count the voting by deducting the abstaining votes and disapproving votes from the total shares represented in the Meeting and being entitle to vote and the resolution of the vote would be presented on the projector screen. The Agenda 1 to 6 and Agenda 8 required the resolution with a majority of the votes of the total shares represented in the Meeting. The Agenda 7, the determination of

remuneration for the Board of Directors and the Audit Committee, required the resolution with not less than 2/3 of the votes of the total shares represented in the Meeting.

The Meeting proceeded with the following agenda:

Agenda 1: To consider and certify the Minutes of Annual General Meeting of Shareholders No. 1/2009.

The Chairman proposed the Meeting to consider the Minutes of the Annual General Meeting of Shareholders No.1/2009 held on April 27, 2008 which had been sent to shareholders together with the notice of the Meeting.

The Chairman allowed the Meeting to make inquiries.

No questions were raised.

The Chairman then asked the Meeting to consider the proposed matter in this agenda item.

After due consideration, the Meeting by the majority votes of 1,960,164,537 shares, equivalent to 99.95% of the shares represent at the Meeting (with the abstention of 1,024,000 shares, equivalent to 0.05%) resolved that the Minutes of the Annual General Meeting of Shareholders No.1/2009 be certified.

Agenda 2 : To consider and acknowledge the 2009 operation results.

Mr. Premchai Karnasuta, the President, presented an overview of the Company's operating results in 2009. The total revenues presenting in the consolidated financial statements were Baht 41,455 million. In the Separate Financial Statements, the total revenues were Baht 23,359 million and the net losses were Baht 1,268 million due to the Baht 512.34 million of the loss on sale of capital asset and the Baht 560.59 million of the provision for project loss on related parties, especially from ITD NCC Joint Venture (NT-2).

However, the net loss in 2009 was decreased from 2008 because of the gain on early redemption of convertible debentures and cancellation in amount of Baht 503.38 million, the increasing of the gain from exchange rate and interest income, and the decreasing of the provision for project loss on related parties.

The gross incomes in the consolidated financial statements were Baht 2,149 million which were better than the gross income in 2008. This is a good sign of business recovery.

To compare with other contractors listed in the Stock Exchange of Thailand, the Company had 41.4% of the market share. CH. Karnchang PCL and Sino-Thai Engineering and Construction PCL had 13.9% and 12.1% of the market share respectively. The Company's backlog in 2009 could be separated to the government projects 84.1% and private projects 15.9%. In the aspect of geographic, 71.7% of backlog was located in Thailand and 28.3% of backlog was overseas projects.

Mr. Premchai Karnasuta, summarized the completed major construction projects, ongoing projects, and the backlog as of 19 April 2010 as follows;

Completed domestic construction projects in 2009	**Value (MB)**	**During**		
• Mae Moh Coal Mine Phase 5, Lampang	11,543	2543	-	2552
• Bangkok Government Complex, Jangwattana Rd., Bangkok	7,130	2549	-	2552
• BTS Extension – Sukhumvit Line Phase 1, Bangkok	4,218	2549	-	2552
• Suvarnabhumi Airport Drainage Project – Phase 3 , Bangkok	2,765	2549	-	2552
• The BMA Flood Protection Tunnel Project, Bangkok	2,356	2546	-	2552
• The Bridges over the Chao Phraya River at Bangkhuwat, Pathumthani	971	2549	-	2552
• Phuttamonthon 2 (Petchkasem to the Southern Local Road), Bangkok	816	2550	-	2552



Completed overseas construction projects in 2009	**Value (MB)**	**During**		
• The Nam Theun 2 Hydroelectric Project, Laos ***	15,471	2548	-	2552
• The Delhi MRTS Project ,Contract No.BC-24 , India **	6,560	2551	-	2552
• The Delhi MRTS Project ,Contract No.BC-21 , India **	2,175	2549	-	2552
• The Suyo – Cervantes Road Section Project, Philippines	1,510	2549	-	2552
• Ho Chi Minh City Water Environmental Project, Vietnam	329	2548	-	2552
• Ruaychai Plaza Building , Phase 2, Beijing	97	2548	-	2552

*Remark: ** on behalf of ITD-ITD Cem , *** on behalf of Joint Venture*

Ongoing domestic projects	**Value (MB)**	**During**		
• Mae Moh Coal Mine Phase 7, Lampang*	10,945	2551	-	2663
• The Medical Excellence Center , Chulalongkorn Hospital, Bangkok	6,316	2552	-	2556
• Siriraj Hospital ("Towards Medical Excellence in Southeast Asia") , Bangkok	5,797	2550	-	2554
• North Bangkok Combined Cycle Power Plant Project, Bangkok *	4,048	2550	-	2553
• Central Festival Pattaya Beach, Chonburi	1,760	2550	-	2553
• The Third Thai-Lao Friendship Bridge, Nakhon Phanom – Khammuan	1,610	2552	-	2554
• Banyan Tree Resort and Spa , Samui Suratthani	1,282	2551	-	2553
• The Metro Park, Sathorn (Phase 3) , Bangkok.	1,267	2552	-	2554
• The civil and architectural works for GHECO-ONE 660 megawatt Power Plant, Rayong Province	919	2551	-	2554
• Distribution System Dispatching Center Project, Phase 2 *	889	2551	-	2553
• The Reduction of Sulfur Dioxide Emissions, Lampang	816	2548	-	2557
• The Natural Gas Pipeline Project to the North Bangkok Combined Cycle Power Plant	814	2551	-	2553
• The Iris Condominium (Pharam 9 – Srinakarin) , Bangkok	738	2551	-	2553

*Remarks : * ITD portion only*

Ongoing overseas projects	**Value (MB)**	**During**		
• The Coal Mining Development Project , Indonesia *	36,594	2550	-	2561
• Nankang Underground Station Project ,CL305 ,Taiwan ***	13,542	2546	-	2553
• Kolkata Airport Passenger Terminal Building , India **	10,542	2551	-	2554
• Kol Dam Hydroelectric Project , India	6,029	2546	-	2553
• Bangalore Metro Rail project, India	3,318	2552	-	2555
• The Water Pipeline Installation –Tallah-Palta , Kolkata , India	1,873	2552	-	2554
• The National Highway Route NH-31 C West Bengal , India	1,609	2549	-	2553
• S.V.P.I Airport , Ahmedabad, India ***	1,046	2550	-	2553
• Pakse Airport, Laos PDR	234	2551	-	2553

*Remark: * on behalf of PT Thailindo , ** on behalf of ITD-ITD Cem , *** on behalf of Joint Venture*

The summary of backlog (Million Baht)

	ITD*	ITD Cem	PT Thailindo	Total
I) The backlog as of 31 December 2009	42,328	19,040	23,001	84,370
II) The new contracts signed during 1 January 2010 – 19 April 2010	53,613	2,943	0	56,556
III) The awarded contracts which waiting for signing	23,263	0	0	23,263
Sum I + II + III	**119,204**	**21,983**	**23,001**	**164,188**
IV) Low Price Bidder/ Negotiating	30,542	0	0	30,542

*Remarks : * ITD portion only and not include VAT 7%*

The contracts signed in 2010 (during 1 January 2010 – 19 April 2010)	**Value (MB)**	**During**		
• Road Construction and Mining for Mai Khot Coal Mine, Myanmar	27,188	2553	-	2588
• Alumina Plant and Power Plant for SLACO, Lao PDR - Phase 1	11,092	2553	-	2555
• Implementation Housing 2,000 Units in Mashtel Regian, Lybia	9,851	2553	-	2555
• Kolkata Metro Contract UG2*	3,064	2553	-	2557
• Central Plaza Rama 9	1,516	2552	-	2554
• Mahidol Adulyadej – Phra Srinagarindra Building	572	2553	-	2554
• Samakorn Housing Ramkhamheng 2	106	2553	-	2555
• Track Improvement between Phitsanulok and Baan Bung, Samut Sakorn	128	2553	-	2554
• Others	96			
Total	53,613			

*Remarks : * ITD portion only and not include VAT 7%*

The awarded contracts which were waiting for signing	**Value (MB)**	**During**		
• Johor Bahru Bypass Road , Malaysia	23,200	2553	-	2555
• RTC Interconnecting New Pipe Rack Project	63	2553	-	2553
Total	23,263			

Low Price Bidder/ Negotiating	**Value (MB)**	**During**		
• Su-ngai Kolok – Kuala Lumpur Road Construction	15,000	2553	-	2555
• Construction of upgrading of the National Road 13 North (NR-13N) from Muang Kasi-Muang Luang Prabang, Lao PDR	6,800	2553	-	2555
• My Khot Thermal Power Project, Myanmar	4,320	2553	-	2559
• Pumping Station and Irrigation System from Chanthaburi to Rayong	1,615	2553	-	2555
• Solar Cell Power Plant, Lop Buri	1,274	2553	-	2554
• The Metro Rama 9, Bangkok	393	2553	-	2555
• Office Building of The Chaipattana Foundation and Office of The Royal Development Project Board, Bangkok	374	2553	-	2554
• Amari Residences Hua Hin	306	2553	-	2555
• Rayong Terminal (Land Reclamation and Revetment Works)	221	2553	-	2553
• Others	239			
Total	30,542			

Mr. Premchai Karnasuta also informed the Meeting about the potential domestic projects in the future for example Mass Transit System - Blue Line Extension, Railway System - Red Line (Bang Sue - Rangsit), Mass Transit System - Light & Dark Green Line Extension and the potential overseas projects for example the Bangalore Metro Rail Tunnel (UG1), Kolkata Elevated Ring Road, Bangalore High Speed Rail Link Project, Chennai Metro Rail Underground Station & Tunnel, Implementation Housing (Phase II) 9,500 Units in Mashtel Region in Libya, Low-Cost Housing in Bahrain, the Sakoa Port and Railroad and coal mining in Madagascar. This potential projects could boost up its backlog in the future.

The Chairman allowed the Meeting to make inquiries.

Mr. Basant Kumar Dugar, a shareholder, raised question about the awareness of the Management to the profit margin of selected potential projects because it finally impact the dividend payment.

A shareholder further questioned about the problem of the project in Dubai and inquired how the Company manages the risk of doubtful account of overseas projects.

The Chairman explained that these questions were related to the information in the Agenda 3. Therefore, he suggested that Mr. Premchai Karnasuta should answer these questions after the finish of the consideration of Agenda 8.

No shareholders raised any further questions.

The Chairman then asked the Meeting to consider the proposed matter in this agenda item.

After due consideration, the Meeting by the majority vote of 1,959,944,937 shares, equivalent to 99.94 % of the total shares presented at the meeting (with the disapproval of 209,600 shares, equivalent to 0.01% and the abstention of 1,034,000 shares, equivalent to 0.05%) resolved that the operating results in the year 2009 be acknowledged.

Agenda 3: To consider and approve the Company's Balance Sheets and Profit and Loss Statements for the year ended December 31, 2009.

The Chairman assigned Mr. Chatichai Chutima, Vice President of Finance, to present the financial results of the Company. The Company's Balance Sheets and Profit and Loss Statements for the year ended December 31, 2009 had been considered by the audit committee and audited by the Company's certified auditor.

Mr. Chatichai Chutima explained regarding revenues in 2009 that 71.3% of revenues were from government projects. The revenues from private projects were 28.7%. The Company's revenues from domestic projects were 59.2% and from overseas projects were 40.8% which comprise of 34.67% from India, 2.78% from Taiwan, 1.80% from Indonesia, 0.90% from Laos PDR, 0.45% from Philippines, 0.14% from Vietnam, and 0.01% from Myanmar. As at 31 December 2009, the total assets were Baht 53,982 million, the total liabilities were Baht 42,502 million, and the total shareholder's equities were Baht 11,480 million.

The Company's revenues from construction in 2009 were Baht 39,683 million. The gross profit margin was 5.41%, increasing from 2008. The EBITDA was Baht 2,937 million, also increasing from 2008. However, the allowance for loss from investment affected the bottom line. The net loss attributed to the Company's shareholders was Baht 1,774 million. For the reasons of loss, the Company had disclosed its details to the Stock Exchange of Thailand.

The Chairman allowed the Meeting to make inquiries.

No questions were raised.

The Chairman then asked the Meeting to consider the proposed matter in this agenda item.

After due consideration, the Meeting by the majority votes of 1,959,819,537 shares, equivalent to 99.93% of total shares represented in the meeting (with the disapproval of 50,000 shares, equivalent to 0.00% and

the abstention of 1,319,000 shares, equivalent to 0.07%) resolved that the Company's Balance Sheets and Profit and Loss Statements for the year ended December 31, 2009 be approved.

Agenda 4 To consider and approve the omission of allocation of partial profits as legal reserve.

The Chairman assigned Mrs. Nijaporn Charanachitta to explain that, according to the Public Company Limited Act of 1992 (B.E. 2535), the Company must allocate not less than 5% of its annual net profit excluding retained loss (if any) to a reserve fund, until the reserve fund reaches not less than 10% of the registered capital.

With the reference to the Company's Financial Statement for the period ending 31 December 2009, the Company's net losses for the year ended 31 December 2009 was Baht 1,268,413,000. The Board of Directors' Meeting on 22 March 2010 resolved that the Company, therefore, shall not allocate the partial profit as legal reserve. The total amount of legal reserve of the Company as of 31 December 2009 was Baht 419,368,000.

The Chairman allowed the Meeting to make inquiries.

No questions were raised.

The Chairman then asked the Meeting to consider the proposed matter in this agenda item.

After due consideration, the Meeting by the majority votes of 1,960,087,037 shares, equivalent to 99.94 % of the total shares presented at the meeting (with the disapproval of 957,500 shares, equivalent to 0.05% and the abstention of 144,000 shares, equivalent to 0.01%) resolved that the omission of allocation of partial profits as legal reserve be approved.

Agenda 5 To consider and approve the omission of the dividend payment for the 2009 accounting period.

The Chairman informed the Meeting that the Company's policy is to pay dividends to the Company's shareholders in each year by using the original dividend policy, which is, the Company will declare and pay dividends in the amount of at least 40% of net profit after provision for taxes, provided that such payment of any declared dividend will not impact the on-going operations of the Company. According to the balance sheet and profit and loss statements of the Company for the year ended December 31, 2009, the Company had losses in the amount of Baht 1,268 million. On 22 March 2010, the Board of Directors' Meeting passed the resolution of the approval of the omission of the dividend payment for the year 2009 accounting period.

The Chairman allowed the Meeting to make inquiries.

No questions were raised.

The Chairman asked the Meeting to consider the proposed matter in this agenda.

After due consideration, the Meeting by the majority votes of 1,955,345,437 shares, equivalent to 99.70% of the total shares presented at the meeting (with the disapproval of 1,522,100 shares, equivalent to 0.08% and the abstention of 4,321,000 shares, equivalent to 0.22%) resolved that omission of the dividend payment for the 2009 accounting period be approved.

Agenda 6 To consider and approve the appointment of new directors in place of directors retiring by rotation.

The Chairman informed the Meeting that since Mrs. Nijaporn Charanachitta, Mr. Pathai Chakornbundit, and Mr. Peeti Karnasuta, retired from the office by rotation but they could be reappointed for another term according to the Articles of Association of the Company, 1/3 or almost 1/3 of the longest serving Directors must be retired from the office by rotation in the of Annual General Meeting of Shareholders but they could be reappointed for another term.

The Shareholders could consider the attachment of the Resume of these directors.

The Chairman also informed that the Company had notified via the Stock Exchange of Thailand regarding the right of shareholders to nominate a candidate, within 1 February 2010, to be appointed as a director at the Annual General Meeting of Shareholders, before the meeting date. Until the deadline, no proposals from shareholder were raised.

The Chairman allowed the Meeting to make inquiries.

No questions were raised.

The Chairman asked the Meeting to consider the proposed matter in this agenda.

After due consideration, the Meeting by the majority votes of 1,959,804,537 shares, equivalent to 99.93 % of the total shares presented at the Meeting and being entitled to vote (with the disapproval of 1,209,000 shares, equivalent to 0.06% and the abstention of 175,000 shares, equivalent to 0.01%) resolved that the reappointment of Mrs. Nijaporn Charanachitta be approved.

The Meeting by the majority votes of 1,959,850,537 shares, equivalent to 99.93 % (with the disapproval of 1,165,000 shares, equivalent to 0.06% and the abstention of 173,000 shares, equivalent to 0.01%) resolved that the reappointment of Mr. Pathai Chakornbundit be approved.

The Meeting by the majority votes of 1,959,570,537 shares, equivalent to 99.92 % of the total shares presented at the Meeting and being entitle to vote (with the disapproval of 1,209,000 shares, equivalent to 0.06% and the abstention of 409,000 shares, equivalent to 0.02%) resolved that the reappointment of Mr. Peeti Karnasuta be approved.

Agenda 7 To consider and approve the remuneration for the Board of Directors and the Audit Committee for the year 2010.

The Chairman assigned Mrs. Nijaporn Charanachitta to explained the Meeting that the Board of Directors' Meeting on 22 March 2010 passed the resolution of the approval of the remuneration of directors for the year 2010 in amount of not more than Baht 5,390,000 per year and the remuneration of the Audit Committee for the year 2010 in amount of not more than Baht 1,400,000 per year. The shareholders were able to consider the remunerations of the last three years were as follows;

The Remuneration of the Board of Directors

No.	Name		Position	Baht/year		
				2010	**2009**	**2008**
1.	Pol. Lt Chatrachai	Bunya-ananta	Chairman of the Board of Directors/ Independent Director	750,000	750,000	750,000
2.	Mr. Premchai	Karnasuta	Director	580,000	580,000	580,000
3.	Mrs. Nijaporn	Charanachitta	Director	580,000	580,000	580,000
4.	Dr. Krisorn	Jittorntrum	Independent Director	580,000	580,000	580,000
5.	Mr. William Lee	Zentgraf	Independent Director	580,000	580,000	580,000
6.	Mr. Pathai	Chakornbundit	Director	580,000	580,000	580,000
7.	Mr. Tawatchai	Suthiprapha	Director	580,000	580,000	580,000
8.	Mr. Yuthachai	Charanachitta	Director	580,000	580,000	580,000
9.	Mr. Peeti	Karnasuta	Director	580,000	580,000	580,000
	Total			**5,390,000**	**5,390,000**	**5,390,000**

The Remuneration of the Audit Committee

No.	Name	Position	Baht/year		
			2010	**2009**	**2008**
1.	Pol.Lt. Chatrachai Bunya-ananta - Salary - Bonus	Chairman of the Audit Committee	385,000 **	385,000 -	360,000 75,000
2.	Dr. Krisorn Jittorntrum - Salary - Bonus	Audit Committee	315,000 **	315,000 -	300,000 50,000
3.	Mr. William Lee Zentgraf - Salary - Bonus	Audit Committee	315,000 **	315,000 -	300,000 50,000
	Total		**Not More than 1,400,000**	**1,015,000**	**1,190,000**

*Remark: ** extra bonus relying on the operation's result of the Company*

The Chairman allowed the Meeting to make inquiries.

No questions were raised.

The Chairman asked the Meeting to consider the proposed matter in this agenda.

The Meeting by more than 2/3 of votes of 1,958,500,037 shares, equivalent to 99.86% of the total shares presented at the Meeting (with the disapproval of 1,238,500 shares, equivalent to 0.06% and the abstention of 1,450,000 shares, equivalent to 0.07%) resolved that the remuneration for the Board of Directors, not more than 5,390,000 Baht/year and for the Audit Committee, not more than 1,400,000 Baht/year, for the year 2010 be approved.

Agenda 8 To consider and approve the appointment of an auditor and determination of remuneration of the auditor for the year 2010.

The Chairman assigned Mrs. Nijaporn Charanachitta to informed the Meeting that the resolution of the meeting of the Audit Committee and the meeting of the Board of Directors on 22 March 2010 had approved to proposed Mr. Somckid Tiatrakul Certified Public Accountant (Thailand) No. 2785 and / or Mrs. Sumalee Chokdeeanant Certified Public Accountant (Thailand) No. 3322 of Grant Thornton Limited and the remuneration of the independent auditors for the year 2010 with total value of Baht 4,121,000 which increasing from the year 2009 due to the increasing of audit work load.

The Chairman allowed the Meeting to make inquiries.

No questions were raised.

The Chairman asked the Meeting to consider the proposed matter in this agenda item.

The Meeting by the majority votes of 1,957,625,937 shares, equivalent to 99.82 % of the total shares presented at the Meeting (with the disapproval of 469,600 shares, equivalent to 0.02% and the abstention of 3,093,000 shares, equivalent to 0.16%) resolved that the appointment of Mr. Somckid Tiatrakul Certified Public Accountant (Thailand) No. 2785 and / or Ms. Sumalee Chokdeeanant Certified Public Accountant (Thailand) No. 3322 of Grant Thornton Limited to be the independent auditor for the year 2010 and the determination of the auditors' remuneration, with total value of Baht 3,881,000 be approved.

Mr. Premchai Karnasuta answered the shareholder's question about the awareness of the Company to the profit margin of selected potential projects by stating that the Management were concerned of this point. There are 3 types of the projects handled by the Company. Type 1 is bidding for projects based on price competition. These projects are small and medium sized projects. The Company may accept a low gross margin to maintain the Company's business and human resources but must not report a net loss. Type 2 is the large sized projects which are located both in Thailand and other countries such as India, Libya and Bahrain. The Company will select only projects with good potential profitability. Type 3 is Build-Operate-Transfer (BOT) projects. These projects have a good profit because the Company is able to set the price as high as possible and negotiate with the project owners instead of competitive bidding. The Company aims to expand Type 3 projects and expects that it will be able to improve gross margin of the Company.

For the shareholder's question regarding the problem of the project in Dubai and inquired how the Company manages the risk of doubtful accounts of overseas projects. Mr. Chatichai Chutima answered that the Company has completed this project and has set the provision for this doubtful account. Mr. Premchai Karnasuta also informed that the government of UAE had announced to support the Dubai World, the project's owner, and will pay off debts as soon as possible.

Mr. Premchai Karnasuta explained the risk of doubtful accounts of overseas projects by saying that the Company has never experienced payment problems in India. For the project in Libya, the Bank is the Escrow agent to guarantee the payment. The project owners in Laos PDR has a good financial status and the major shareholder of the project in Myanmar, PTT Public Co.,Ltd., has a good financial status as well.

A shareholder further questioned whether the Company has enough cash flow to support business expansion, if not, is it necessary to increase its capital. Mr. Chatichai Chutima explained that the Company provides the project finance loans from the bank and the Company planned to sell the shares of Nam Theun 2, so it may not be necessary to increase its registered capital.

A shareholder suggested that the Company should present the projection of profit from the significant new contracts in the shareholders' meeting. Mr. Premchai Karnasuta thanked the shareholder and welcomed this suggestion.

There was no other business, so the Chairman adjourned the meeting at 3.30 p.m.



Signed...
(Pol.Lt.Chatrachai Boonya-Ananta)
The Chairman of the Meeting

Grant Thornton

Auditor's Review Report and Interim Financial Statements of

Italian-Thai Development Public Company Limited and Subsidiaries

For the Period Ended 31 March 2010



Grant Thornton

REVIEW REPORT OF INDEPENDENT AUDITOR

Grant Thornton Limited
18th Floor Capital Tower
All Seasons Place
87/1 Wireless Road Lumpini
Pathumwan Bangkok 10330 Thailand

T +66 2 205 8222
F +66 2 654 3339
www.grantthornton.co.th

To the Board of Directors of Italian-Thai Development Public Company Limited

I have reviewed the accompanying consolidated balance sheet as at 31 March 2010 of Italian-Thai Development Public Company Limited and subsidiaries and joint ventures, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the three-month periods ended 31 March 2010 and 2009. I have also reviewed of the separate balance sheet as at 31 March 2010 of Italian-Thai Development Public Company Limited, and the related separate statements of income, changes in shareholders' equity and cash flows for the three-month periods ended 31 March 2010 and 2009. These financial statements are the responsibility of the Company's management as to their correctness and completeness of the presentation. My responsibility is to issue a report on these financial statements based on my reviews. I did not review the financial statements of two overseas branches, two overseas subsidiaries and six overseas joint ventures with total assets as at 31 March 2010 comprising 34.10% of consolidated assets, and total revenues for the three-month period ended 31 March 2010 comprising 40.61% of consolidated revenues. Such total assets and revenues as included in the consolidated financial statements were reviewed by other auditors whose reports have been furnished to me. My report, in so far as it relates to those overseas, branches, subsidiaries and joint ventures, are based on the reports of those other auditors.

Except for the matters discussed in the third, fourth, fifth, sixth and seventh paragraphs, I conducted my reviews in accordance with auditing standard applicable to review engagement. That standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatements. A review is limited primarily to inquiries of the Company personnel and analytical review procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. I have not performed an audit. Accordingly, I do not express audit opinion on these reviewed financial statements.



The consolidated financial statements for the three-month period ended 31 March 2010 include investments in associated companies accounted for under the equity method with assets comprising 0.59% of consolidated assets. Those financial statements are based on financial information complied by the management of such associated companies which have not been reviewed by auditors because the associated companies are not under the control of the Company's management. However, the management of the Company believes that there will not be significant variances had the financial statements of those associated companies been reviewed by each of their auditors.

The consolidated financial statements as at 31 March 2010 include earned revenues not yet billed of a Joint Venture, proportionate to the Company of Baht 659.25 million, which represents the recognized revenues for work done to one local customer (Government Enterprise) but have not been certified, beyond the normal period of certification, to accept the work. As a result, the Joint Venture has not been able to determine the age of the collection of such receivable. Currently, the Joint Venture is rectifying the situation to make the full collection by filing the claim for payment to the arbitrator and believe that there will be no indemnification for this part.

Based on the review report of other auditor of an overseas subsidiary company, trade accounts receivable as at 31 March 2010 include variation order claims of Baht 362.37 million, for which income had been recognized in the earlier years, which has been disputed by the customer. Of these claims, the arbitrator had issued a verdict in favour of the subsidiary company of Baht 161.06 million. Trade accounts receivable of such subsidiary company as at 31 March 2010 also include Baht 243.21 million, billed for interim work for work done which have not been certified by customers beyond normal periods of certification. Considering the nature of the subsidiary company's business, management is unable to determine the age of such bills. Currently, the subsidiary company is rectifying the situation to make the full collection and therefore has not set up any provision for non collection in the financial statements.

Based on the review report of other auditors of an overseas subsidiary company, trade accounts receivable as at 31 March 2010 includes amount of appropriately Baht 88.04 million of a foreign subsidiary's customer that default the payment after entering into the payment schedule in the earlier years. The subsidiary is in progress arranging for further rescheduling of the payment schedule with such customer. The realization of this trade account receivable is dependent upon finalization of the rescheduled payment plan and the customer adhering to the same. The subsidiary believes that the amount can be collected in full and has not set up provision for this.



Trade accounts receivable and earned revenues not yet billed of a subsidiary company as at 31 March 2010 of Baht 654.83 million, billed for interim work done since the year 2008, but has not been certificated by Government Enterprise beyond normal period of certification with the excusation that the subsidiary company used materials differently from those specified in the agreement. The subsidiary company has recently filed the claim for partial payment to the Administrative Court of Baht 311.36 million plus damages from the business interruption of Baht 59.96 million. The Company's management believes that such receivable can be collected in full and therefore, has not set up any allowance for doubtful accounts.

Based on my review and the reports of other auditors, except for the effects on the consolidated financial statements for the three-month period ended 31 March 2010 of the review scope limitation described in the third paragraph and except for the impact (which may occur and cannot yet be assessed) of the matter as discussed in the fourth, fifth, sixth and seventh paragraphs which depends on the judicial process in the future, the acceptance by customer and the compliance with plan by customer which other auditor unable to assess currently, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

Without modifying my above review report, I draw attention to the followings:

1) As discussed in Note 24 to the financial statements, at the beginning of the year 2007, the Company and a local Joint Venture received a letter from The National Assets Examination Committee (NAEC) requesting cooperation for the inspection of a baggage-handling system and the CTX bomb scanners for Suvarnabhumi Airport. The Company and Joint Venture have not received any claim for damages on baggage handling and bomb scanners. The management believes that the Company and its joint venture do not have to be responsible for any indemnification.

2) As discussed in Note 7 to the financial statements, the Company has investment in a potash mine project of Baht 3,236 million that the concession for potash mining has been in process. Nevertheless, Minister of Industry had set up the committee consisting of representatives from Ministry of Industry, Ministry of Interior, Ministry of Natural Resources and Environment, Ministry of Public Health and Ministry of Social Development and Human Security to consider the process to resolve the potash mining operations in Udonthani to make the project materialized. The Company's management believes that this project will generate benefits both for nearby areas and for the country, and the project will be approved by the government and operational as planned in the near future since the Ministry of Finance has jointly invested in this project for 10% of the total registered capital. The management of the Company believes that there will not be any impairment in the value of investment.



I have previously audited the consolidated financial statements of Italian-Thai Development Public Company Limited and its subsidiaries, and the separate financial statements of Italian-Thai Development Public Company Limited for the year ended 31 December 2009 in accordance with generally accepted auditing standards and issued my report dated 2 March 2010, expressed a qualified opinion thereon with exceptions on 1) the effect of the collectibility of trade accounts receivable of an overseas subsidiary and a joint venture which are under the judicial process and the follow – up for certification to support the billing for long outstanding work done, 2) unbilled receivables of a Joint Venture, proportionate to the Company which represent the recognized revenues for work done to one local customer (government enterprise) but have not been certified to accept the work beyond the normal period of certification, 3) Trade accounts receivable and earned revenues not yet billed of a subsidiary company, billed for interim work done, has not been certificated by Government Enterprise, 4) trade accounts receivable of an overseas subsidiary that default the payment after entering into the payment schedule in the earlier years. The subsidiary is in progress arranging for further rescheduling of the payment schedule with such customer and 5) investments in associated companies and the share of loss accounted for under the equity method are based on financial information complied by the management of such associated companies which have not been audited by auditors with emphases on 1) the notification from The National Assets Examination Committee to investigate the Company and a joint venture involvement in the procurement of a baggage-handling system and the CTX bomb scanners for Suvarnabhumi Airport, and 2) the Company's investment in a potash mine project which the concession is still being processed from the government that management believes not to be subject to impairment. The consolidated and separate balance sheets as at 31 December 2009, presented for comparative purposes, are an integral part of such audited financial statements. I have not performed any auditing procedures subsequent to such report date.



MR. SOMCKID TIATRAGUL

Certified Public Accountant

Registration No. 2785

Bangkok, Thailand

17 May 2010

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED, SUBSIDIARIES AND JOINT VENTURES

BALANCE SHEETS

AS AT 31 MARCH 2010 AND 31 DECEMBER 2009

(Unit : Thousand Baht)

	Notes	CONSOLIDATED		SEPARATE F/S	
		31 March 2010 (Unaudited but reviewed)	31 December 2009 (Audited)	31 March 2010 (Unaudited but reviewed)	31 December 2009 (Audited)
ASSETS					
CURRENT ASSETS					
Cash and cash equivalents		3,310,311	2,342,319	567,761	1,043,880
Fixed deposits		31,241	25,373	30,065	24,221
Restricted deposits with banks	2	309,357	328,994	229,591	255,380
Current investment		70,483	483	-	-
Current portion of promissory notes receivable		236,401	751,882	236,401	751,882
Trade accounts receivable - unrelated parties - net	3	7,257,614	8,047,496	2,015,888	2,719,271
Trade accounts receivable - related parties - net	4	1,083,821	1,281,004	1,432,177	1,692,241
Short-term loans and advances to subsidiaries and related parties - net	5	113,658	90,108	1,871,948	1,950,107
Earned revenues not yet billed		10,520,466	9,985,610	6,021,337	5,390,300
Retentions receivable due within one year		863,384	995,469	687,419	857,990
Inventories and work in progress - net		3,214,452	3,361,100	1,221,659	1,095,848
Income tax withheld at sources		1,868,850	1,975,191	1,025,556	939,661
Refundable value added tax		368,678	386,264	38,264	39,535
Advances for purchases of machine and construction materials		476,616	497,181	83,582	73,680
Advances for sub-contractors		476,822	447,068	315,137	303,700
Other current assets		346,037	292,035	100,040	94,637
Total Current Assets		30,548,191	30,807,577	15,876,825	17,232,333
NON - CURRENT ASSETS					
Environmental and other guarantees deposit		135,754	174,983	135,754	174,983
Other receivable - related party	4	68,637	-	68,637	-
Retentions receivable due after one year		233,743	209,754	-	-
Investments in subsidiaries, associated companies, and joint ventures - net	6.1	339,120	339,329	8,142,407	8,096,907
Other long - term investments - net	6.2	2,683,142	2,729,852	2,666,140	2,711,702
Investment in potash mining project	7	3,236,149	3,236,149	-	-
Long - term loans and advances to subsidiaries and related parties - net	8	399,475	389,825	1,307,284	1,290,562
Loan and advances to unrelated parties - net	9	88,610	88,610	88,610	88,610
Land held for sale and development - net		490,939	490,939	-	-
Property, plant and equipment - net	10	14,801,705	14,694,099	8,289,276	8,323,790
Deferred charges		674	1,179	-	-
Goodwill		500,086	500,086	-	-
Other non - current assets		314,926	320,036	73,948	73,872
Total Non - Current Assets		23,292,960	23,174,841	20,772,056	20,760,426
TOTAL ASSETS		53,841,151	53,982,418	36,648,881	37,992,759

The accompanying notes form an integral part of the interim financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED, SUBSIDIARIES AND JOINT VENTURES

BALANCE SHEETS

AS AT 31 MARCH 2010 AND 31 DECEMBER 2009

(Unit : Thousand Baht)

	Notes	CONSOLIDATED		SEPARATE F/S	
		31 March 2010 (Unaudited but reviewed)	31 December 2009 (Audited)	31 March 2010 (Unaudited but reviewed)	31 December 2009 (Audited)
LIABILITIES AND SHAREHOLDERS' EQUITY					
CURRENT LIABILITIES					
Bank overdrafts and short - term loans from financial institutions	11	10,437,771	9,144,057	4,893,103	4,527,011
Current portion of liabilities under trust receipts		462,454	435,818	64,935	50,597
Trade accounts payable - unrelated parties		5,886,834	6,161,720	3,596,835	3,787,166
Receipts in excess of contracts work in progress		125,882	238,189	125,882	238,189
Trade accounts payable - related parties	12	1,571,989	1,693,112	1,232,089	1,384,544
Short-term loans and advances from related parties	13	76,162	65,833	149,495	122,700
Current portion of advances from customers under construction contracts		3,105,900	3,170,366	1,440,509	1,346,213
Current portion of hire purchases payable		429,687	314,910	101,546	147,163
Current portion of long - term notes payable		236,401	751,882	236,401	751,882
Current portion of long - term loans	14	617,053	1,048,181	443,792	600,001
Current portion of debentures	15	1,997,633	1,996,423	1,997,633	1,996,423
Income tax payable		30,769	16,348	-	-
Value added tax payable		24,660	146,208	27,646	143,628
Accrued expenses		1,823,496	2,200,506	225,418	275,772
Reserve for project expenses		-	-	-	37,413
Allowance for liabilities of special purpose vehicles		308,570	306,411	308,570	306,411
Advance received for land purchase		675	6,506	-	-
Accounts payable for purchase of investments - related parties		62,484	62,484	56,809	56,809
Retentions payable		385,219	445,582	290,468	299,362
Loans from directors	17	146,876	146,876	-	-
Other current liabilities		622,312	646,582	184,840	145,907
Total Current Liabilities		28,352,827	28,997,994	15,375,971	16,217,191
NON - CURRENT LIABILITIES					
Liabilities under trust receipts - net		-	100	-	100
Advances from customers under construction contracts - net		1,913,528	1,405,900	342,586	510,605
Hire - purchases payable - net		668,378	782,593	84,478	95,532
Long - term loans - net	14	2,267,259	1,904,306	1,257,215	1,211,004
Debentures - net	15	4,934,356	4,930,537	4,934,356	4,930,537
Convertible debentures - net	16	3,122,981	3,593,042	3,122,981	3,593,042
Accrued interest on convertible debentures		212,069	213,543	212,069	213,543
Allowance for losses on construction projects		525,540	490,774	508,099	474,493
Other non - current liabilities		178,478	182,914	62,211	66,696
Total Non - Current Liabilities		13,822,589	13,503,709	10,523,995	11,095,552
TOTAL LIABILITIES		42,175,416	42,501,703	25,899,966	27,312,743

The accompanying notes form an integral part of the interim financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED, SUBSIDIARIES AND JOINT VENTURES

BALANCE SHEETS

AS AT 31 MARCH 2010 AND 31 DECEMBER 2009

(Unit : Thousand Baht)

	CONSOLIDATED		SEPARATE F/S	
	31 March 2010 (Unaudited but reviewed)	31 December 2009 (Audited)	31 March 2010 (Unaudited but reviewed)	31 December 2009 (Audited)
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
Share capital - ordinary share at Baht 1 par value				
Registered - 4,921,678,180 shares	4,921,678	4,921,678	4,921,678	4,921,678
Issued and fully paid - up - 4,193,678,180 shares	4,193,678	4,193,678	4,193,678	4,193,678
Share premium	5,515,363	5,515,363	5,515,363	5,515,363
Unrealised gain on changes in value of investments	173,722	220,433	177,122	222,685
Translation adjustments for foreign currency financial statements	(469,202)	(497,543)	(231,069)	(224,170)
Surplus on dilution of investment in subsidiary company	158,429	149,586	-	-
Retained earnings				
Appropriated - statutory reserve	427,373	427,373	419,368	419,368
Unappropriated	829,763	639,794	674,453	553,092
Equity attributable to the Company's shareholders	10,829,126	10,648,684	10,748,915	10,680,016
Minority interests - Equity attributable to minority shareholders of subsidiaries	836,609	832,031	-	-
Total Shareholders' Equity	11,665,735	11,480,715	10,748,915	10,680,016
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	53,841,151	53,982,418	36,648,881	37,992,759


Director

Nijaporn Charanachitta


Director

PATHAI CHAKORNBUNDIT


ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED
IT

The accompanying notes form an integral part of the interim financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED, SUBSIDIARIES AND JOINT VENTURES (Unaudited but reviewed)

STATEMENTS OF INCOME

FOR THE THREE - MONTH PERIODS ENDED 31 MARCH 2010 AND 2009

(Unit : Thousand Baht)

	Notes	CONSOLIDATED		SEPARATE F/S	
		2010	2009	2010	2009
REVENUES	17				
Revenues from construction work		8,708,862	10,454,867	4,490,163	5,736,605
Revenues from sale and services		476,031	333,275	-	-
Total revenues		9,184,893	10,788,142	4,490,163	5,736,605
COSTS	17, 18				
Costs of construction work		7,938,391	9,802,824	4,100,360	5,319,383
Costs of sale and service		382,546	311,513	-	-
Provision for losses on construction		34,005	-	32,846	-
Total costs		8,354,942	10,114,337	4,133,206	5,319,383
Gross income		829,951	673,805	356,957	417,222
Dividend income and shares of profit from the joint ventures		-	-	12,777	31,418
Interest income		29,347	38,737	38,662	37,585
Gain on exchange rates		96,945	51,977	25,463	40,731
Gain on early redemption of convertible debentures and cancellation	16	99,568	-	99,568	-
Other income		148,736	241,641	98,784	195,722
Income before expenses		1,204,547	1,006,160	632,211	722,678
Selling expenses	18	(5,179)	(11,147)	-	-
Administrative expenses	18	(430,470)	(427,616)	(200,232)	(190,162)
Executive remuneration		(14,073)	(15,169)	(14,073)	(15,169)
Reversal of allowance (allowance) for doubtful accounts		(4,453)	83,447	4,514	95,555
Allowance for project loss on related parties		-	-	(28,728)	(174,708)
Allowance for impairment and contingent liabilities		(2,159)	(8,500)	(2,159)	(8,500)
Total expenses		(456,334)	(378,985)	(240,678)	(292,984)
Income from operations		748,213	627,175	391,533	429,694
Share of loss from investments accounted for by equity method		(155)	(33,148)	-	-
Income before financial expenses and income tax		748,058	594,027	391,533	429,694
Financial expenses		(483,838)	(521,776)	(270,172)	(334,973)
Income before income tax		264,220	72,251	121,361	94,721
Income tax		(59,410)	(70,471)	-	-
NET INCOME		204,810	1,780	121,361	94,721
Net income attributable to:					
The Company's shareholders		189,969	8,636	121,361	94,721
Minority interests		14,841	(6,856)	-	-
		204,810	1,780	121,361	94,721
BASIC EARNINGS PER SHARE					
Net income (Baht per share)		0.05	0.00	0.03	0.02
Weighted average number of ordinary shares (Thousand shares)		4,193,678	4,193,678	4,193,678	4,193,678

The accompanying notes form an integral part of the interim financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED, SUBSIDIARIES AND JOINT VENTURES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE THREE - MONTH PERIODS ENDED 31 MARCH 2010 AND 2009

(Unaudited but reviewed)

(Unit: Thousand Baht)

		Equity attributable to the Company's shareholders									
					Foreign currency						
		Issued and		Unrealised gain	financial statements	Surplus on dilution			Equity attributable		
		paid-up	Share	(loss) on changes in	translation	of investment in	Retained earnings		to the Company's	Minority	
CONSOLIDATED	Note	share capital	premium	value of investments	adjustment	subsidiary company	Statutory reserve	Unappropriated	shareholders	interests	Total
Balance - as at 1 January 2009		4,193,678	5,515,363	(263,782)	(609,057)	149,586	427,373	2,413,907	11,827,068	867,618	12,694,686
Unrealised loss on changes in value of investments		-	-	(57,467)	-	-	-	-	(57,467)	-	(57,467)
Translation adjustment for foreign currency financial statements		-	-	-	28,558	-	-	-	28,558	(177,458)	(148,900)
Expenses recognized in shareholders' equity		-	-	(57,467)	28,558	-	-	-	(28,909)	(177,458)	(206,367)
Net income for the period		-	-	-	-	-	-	8,636	8,636	-	8,636
Total Income (expenses) recognized in the period		-	-	(57,467)	28,558	-	-	8,636	(20,273)	(177,458)	(197,731)
Dividend paid from subsidiary		-	-	-	-	-	-	-	-	(2,291)	(2,291)
Minority interests for the period		-	-	-	-	-	-	-	-	(6,856)	(6,856)
Balance - as at 31 March 2009		4,193,678	5,515,363	(321,249)	(580,499)	149,586	427,373	2,422,543	11,806,795	681,013	12,487,808
Balance - as at 1 January 2010		4,193,678	5,515,363	220,433	(497,543)	149,586	427,373	639,794	10,648,684	832,031	11,480,715
Unrealised loss on changes in value of investments		-	-	(46,711)	-	-	-	-	(46,711)	-	(46,711)
Translation adjustment for foreign currency financial statements		-	-	-	28,341	-	-	-	28,341	1,098	29,439
Income (expenses) recognized in shareholders' equity		-	-	(46,711)	28,341	-	-	-	(18,370)	1,098	(17,272)
Net income for the period		-	-	-	-	-	-	189,969	189,969	-	189,969
Total Income (expenses) recognized in the period		-	-	(46,711)	28,341	-	-	189,969	171,599	1,098	172,697
Dividend paid from subsidiary		-	-	-	-	-	-	-	-	(2,518)	(2,518)
Translation adjustment for foreign currency financial statements		-	-	-	-	8,843	-	-	8,843	(8,843)	-
Minority interests for the period		-	-	-	-	-	-	-	-	14,841	14,841
Balance - as at 31 March 2010		4,193,678	5,515,363	173,722	(469,202)	158,429	427,373	829,763	10,829,126	836,609	11,665,735

The accompanying notes form an integral part of the interim financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED, SUBSIDIARIES AND JOINT VENTURES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE THREE - MONTH PERIODS ENDED 31 MARCH 2010 AND 2009

(Unaudited but reviewed)

(Unit: Thousand Baht)

SEPARATE F/S	Note	Issued and paid-up share capital	Share premium	Unrealised gain (loss) on changes in value of investments	Foreign currency financial statements translation adjustment	Retained earnings		Total
						Statutory reserve	Unappropriated	
Balance - as at 1 January 2009		4,193,678	5,515,363	(130,918)	(252,381)	419,368	1,821,505	11,566,615
Unrealised loss on changes in value of investments		-	-	(53,897)	-	-	-	(53,897)
Translation adjustment for foreign currency financial statements		-	-	-	9,601	-	-	9,601
Expenses recognized in shareholders' equity		-	-	(53,897)	9,601	-	-	(44,296)
Net income for the period		-	-	-	-	-	94,721	94,721
Balance - as at 31 March 2009		4,193,678	5,515,363	(184,815)	(242,780)	419,368	1,916,226	11,617,040
Balance - as at 1 January 2010		4,193,678	5,515,363	222,685	(224,170)	419,368	553,092	10,680,016
Unrealised loss on changes in value of investments		-	-	(45,563)	-	-	-	(45,563)
Translation adjustment for foreign currency financial statements		-	-	-	(6,899)	-	-	(6,899)
Income (expenses) recognized in shareholders' equity		-	-	(45,563)	(6,899)	-	-	(52,462)
Net income for the period		-	-	-	-	-	121,361	121,361
Balance - as at 31 March 2010		4,193,678	5,515,363	177,122	(231,069)	419,368	674,453	10,748,915

The accompanying notes form an integral part of the interim financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED, SUBSIDIARIES AND JOINT VENTURES (Unaudited but reviewed)

STATEMENTS OF CASH FLOWS

FOR THE THREE - MONTH PERIODS ENDED 31 MARCH 2010 AND 2009

(Unit : Thousand Baht)

	CONSOLIDATED		SEPARATE F/S	
	2010	2009	2010	2009
Cash flows from operating activities				
Income before taxation	264,220	72,251	121,361	94,721
Adjustments to reconcile income before taxation to net cash provided from (used in) operating activities:-				
Unrealised loss (gain) on exchange rate	(91,562)	39,590	(79,009)	(41,492)
Gain on early redemption of convertible debentures and cancellation	(99,568)	-	(99,568)	-
Share of losses from investment accounted for by equity method	155	33,148	-	-
Allowance (reversal of allowance) for doubtful accounts	4,453	(83,447)	(4,514)	(95,555)
Dividend income and share of profit from the joint ventures	-	-	(12,777)	(31,418)
Depreciation and amortisation	534,327	599,526	284,880	349,754
Financial expenses	483,838	521,776	270,172	334,973
Allowance for loss on construction project	34,005	-	32,846	-
Allowance for project loss on related parties	-	-	28,728	174,708
Allowance for impairment and contingent liabilities	2,159	8,500	2,159	8,500
Income from operating activities before changes in operating assets and liabilities	1,132,027	1,191,344	544,278	794,191
Decrease (increase) in operating assets:-				
Trade accounts receivable - unrelated parties	1,338,100	102,660	1,263,106	(240,164)
Trade accounts receivable - related parties	13,118	(257,640)	54,357	(164,952)
Loans and advances to subsidiaries and related parties	(95,032)	(88,117)	(7,079)	(53,857)
Earned revenues not yet billed	(500,090)	213,895	(597,431)	61,100
Retentions receivable	107,703	71,596	170,359	4,718
Inventories and work in progress	146,648	703,364	(125,811)	271,719
Refundable value added tax	17,586	(34,802)	1,271	(5,533)
Advances for subcontractors	(29,754)	3,938	(11,437)	4,415
Advances for purchases of machine and materials	20,565	(183,597)	(9,902)	(4,626)
Deferred charges	(109)	77	-	-
Other current assets	(47,677)	(37,078)	922	(18,784)
Other non-current assets	4,763	(79,330)	(424)	3,789
Increase (decrease) in operating liabilities:				
Trade accounts payable - unrelated parties	(272,998)	(278,396)	(190,331)	(429,450)
Trade accounts payable - related parties	(250,592)	33,324	(152,455)	(154,035)
Billing in excess of contract work in progress	(112,307)	292,541	(112,307)	292,541
Advances received from customers under construction contracts	443,162	(899,098)	(73,723)	(83,035)
Value added tax payable	(121,548)	32,748	(115,982)	41,093
Accrued expenses	(377,010)	(229,570)	(50,354)	(70,465)
Reserve for project expenses	-	-	(37,413)	-
Advance received for land	(5,831)	(5,351)	-	-
Retentions payable	(60,363)	(34,072)	(8,894)	(4,415)
Other current liabilities	(63,307)	(114,887)	(3,121)	(99,697)
Other non-current liabilities	(4,435)	(11,785)	(4,485)	(996)
Cash received from operations	1,282,619	391,764	533,144	143,557
Income tax refunded	24,696	15,696	-	-
Income tax payment	36,642	(128,696)	(85,895)	(99,485)
Net cash provided from operating activities	1,343,957	278,764	447,249	44,072

The accompanying notes form an integral part of the interim financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED, SUBSIDIARIES AND JOINT VENTURES (Unaudited but reviewed)

STATEMENTS OF CASH FLOWS (Continued)

FOR THE THREE - MONTH PERIODS ENDED 31 MARCH 2010 AND 2009

(Unit : Thousand Baht)

	CONSOLIDATED		SEPARATE F/S	
	2010	2009	2010	2009
Cash flows from investing activities				
Decrease in cash at banks with maturity of more than three months and restricted deposits	13,769	29,000	19,945	30,960
Purchase of short - term investment	(70,000)	-	-	-
Decrease in loans to unrelated parties	-	233	-	-
Proceeds from disposal fixed assets	219,903	150,821	26,735	48,458
Purchases of fixed assets	(491,042)	(457,184)	(147,140)	(115,670)
Increase in investments in subsidiary and associated companies	-	(18,750)	(42,500)	(25,866)
Dividend income and shares of profit from the joint ventures	-	-	12,777	31,418
Increase in other long-term investments	-	(115,355)	-	(115,355)
Net cash used in investing activities	(327,370)	(411,235)	(130,183)	(146,055)
Cash flows from financing activities				
Interest payment	(436,084)	(354,445)	(222,400)	(226,397)
Increase in bank overdrafts and loans from financial institutions	1,293,714	683,913	366,092	188,847
Increase (decrease) in loans and advances from related parties	10,329	(20,015)	26,795	(2,054)
Decrease in long-term loans	(526,288)	(525,361)	(568,111)	(305,932)
Decrease in hire - purchases payable	(110,786)	(53,491)	(69,909)	(90,114)
Increase (decrease) in liabilities under trust receipts	26,536	(1,705)	14,238	12,615
Increase in loans from directors	-	3,533	-	-
Early redemption and cancellation of convertible debentures	(332,991)	-	(332,991)	-
Dividend paid from subsidiary	(2,518)	(2,291)	-	-
Net cash used in financing activities	(78,088)	(269,862)	(786,286)	(423,035)
Translation adjustment on foreign currency financial statements	29,493	(148,900)	(6,899)	9,601
Net increase (decrease) in cash and cash equivalents	967,992	(551,233)	(476,119)	(515,417)
Cash and cash equivalents at beginning of period	2,342,319	4,007,509	1,043,880	2,585,064
Cash and cash equivalents at end of period	3,310,311	3,456,276	567,761	2,069,647
Supplemental cash flows information				
Non cash transactions:-				
Unrealised gain on changes in value of investments	(46,711)	(57,467)	(45,563)	(53,897)
Purchase of fixed assets under hire - purchase agreements	368,905	-	128,700	-

The accompanying notes form an integral part of the interim financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED, SUBSIDIARIES AND JOINT VENTURES

NOTES TO INTERIM FINANCIAL STATEMENTS

31 MARCH 2010 AND 2009 (Unaudited but reviewed)

(With comparative information as at 31 December 2009 (audited))

1. GENERAL INFORMATION

1.1 Corporate information

Italian - Thai Development Public Company Limited ("the Company") is incorporated and domiciled in Thailand. The Company is principally engaged in the construction business. The Company has 3 overseas branches and 2 project offices. Its registered office address is 2034/132-161, New Petchburi Road, Kwaeng Bangkapi, Khet Huaykwang, Bangkok.

1.2 Basis for the preparation of interim financial statements

These interim financial statements are prepared in accordance with Accounting Standards Pronouncement No. 34 (amended 2007) "Interim financial reporting" whereby the Company chooses to present its interim financial statements in the condensed form. However, additional line items are presented in the balance sheets and the statements of income, changes in shareholders' equity, and cash flows in the same manner as the annual financial statements.

The interim financial statements are intended to provide information in addition to those included in the latest annual financial statements. Accordingly, they focus on new activities, events and circumstances to avoid repetition of information previously reported. These interim financial statements should therefore be read in conjunction with the latest annual financial statements for the year ended 31 December 2009.

The interim financial statements are officially prepared in Thai language. The translation of the interim financial statements to other language must be in compliance with the official financial report in Thai.

1.3 Basis of consolidation

The consolidated interim financial statements are prepared with the same bases as applied for the consolidated financial statements for the year ended 31 December 2009, with no changes in the shareholding structure of the subsidiaries and joint ventures during the current period, except for the following matter:

- On 18 March 2010, the Company purchased its share capital from other shareholders of Italthai Trevi Co., Ltd. of Baht 3.50 million. This increases the percentage of shareholding in such subsidiary from 86.56% to 90.94%.

- On 26 March 2010, the Company paid for share capital increase in Siam Concrete and Brick Products Co., Ltd. of Baht 42.00 million. This increases the percentage of shareholding in such subsidiary from 99.70% to 99.80%.

The consolidated financial statements for the three-month period ended 31 March 2010 include investments in associated companies accounted for under the equity method with assets comprising 0.59% of consolidated assets. Those financial statements are based on financial information complied by the management of such associated companies which have not been reviewed auditors because the associated companies are not under the control of the Company's management. However, the management of the Company believe that there will not be significant variances from the reviewed financial statements of those associated companies.

The consolidated financial statements as at 31 March 2010 and 31 December 2009 and for the three-month periods ended 31 March 2010 and 2009 include the proportion of the assets, liabilities, revenues and expenses of the Joint Ventures as follows : -

	(Unit : Thousand Baht)	
	Consolidated	
	31 March 2010	31 December 2009
Current assets	8,416,017	6,730,544
Non-current assets	1,324,178	986,882
Current liabilities	6,984,964	6,002,004
Non-current liabilities	1,478,977	529,515

	(Unit : Thousand Baht)	
	For the three-month periods ended 31 March	
	2010	2009
Revenues	1,905,220	2,631,900
Expenses	1,821,563	2,679,191

1.4 Summary of significant accounting policies

The interim financial statements are prepared with the same accounting policies and methods of computation as were used for the preparation of the financial statements for the year ended 31 December 2009.

2. RESTRICTED DEPOSITS WITH BANKS

As at 31 March 2010, saving and fixed deposits of the Company and its subsidiaries totaling approximately Baht 79.29 million (31 December 2009 : Baht 73.14 million) have been pledged with banks as collaterals for loans obtained by the Company to finance specific projects, and saving deposits of approximately Baht 131.20 million (31 December 2009 : Baht 134.87 million) have been pledged with the bank as collaterals for standby letters of credit. Fixed deposits amounting to Baht 98.87 million (31 December 2009 : Baht 120.99 million) have been pledged as required in the normal course of businesses of Company, subsidiaries, joint ventures and the overseas branches. These restricted deposits with banks are mostly turned over within one year.

3. TRADE ACCOUNTS RECEIVABLE – UNRELATED PARTIES

The aging of outstanding trade accounts receivable balances as at 31 March 2010 and as at 31 December 2009 are as follows :-

(Unit : Thousand Baht)

Receivable Ages	Consolidated F/S		Separate F/S	
	31 March 2010	31 December 2009	31 March 2010	31 December 2009
Less than 3 months	4,131,155	5,259,704	1,823,847	2,598,012
3 – 6 months	727,972	760,250	106,397	40,452
6 – 12 months	702,212	408,039	43,294	32,975
More than 12 months	2,290,302	2,179,446	514,613	524,625
Total	7,851,641	8,607,439	2,488,151	3,196,064
Less : Allowance for doubtful accounts	(594,027)	(559,943)	(472,263)	(476,793)
Net	7,257,614	8,047,496	2,015,888	2,719,271

The Company has set up a full allowance for doubtful accounts for receivables from private customers that have been overdued for more than 12 months and at 50 percent for those accounts overdued for more than 6 months.

Trade accounts receivable as at 31 March 2010 and as at 31 December 2009 include variation order claims of Baht 362.37 million and Baht 361.81 million, respectively, for which income had been recognized in the earlier years, which has been disputed by the customer. Of these claims, the arbitrator had issued a verdict in favour of the subsidiary company of Baht 161.06 million and Baht 160.81 million, respectively. Trade accounts receivable of such subsidiary company as at 31 March 2010 and as at 31 December 2009 also include Baht 243.21 million and Baht 242.84 million, respectively, billed for interim work for work done which have not been certified by customers beyond normal periods of certification. Considering the nature of the subsidiary company's business, management is unable to determine the age of such bills. Currently, the subsidiary company is rectifying the situation to make the full collection.

Trade accounts receivable as at 31 March 2010 include amount of appropriately Baht 88.04 million of a foreign subsidiary's customer that was defaulted the payment after agreeing to the payment schedule in the earlier years. The subsidiary is in progress arranging for further rescheduling of the payment schedule with such customer. The realization of this trade account receivable is dependent upon finalization of the rescheduled payment plan and the customer adhering to the same. Such subsidiary company believes to be able to make the full collection, and therefore, has not set up any allowance for non – collection.

Trade accounts receivable and earned revenues not yet billed of a subsidiary company as at 31 March 2010 of Baht 654.83 million, billed for interim work done since the year 2008, has not been certificated by Government Enterprise beyond normal period of certification with the excusation that the subsidiary company used materials differently from those specified in the agreement. The subsidiary company has recently filed the claim for partial

payment to the Administrative Court of Baht 311.36 million plus damages from the business interruption of Baht 59.96 million. The Company's management believes that such receivable can be collected in full and therefore, has not set up any allowance for doubtful accounts.

4. TRADE ACCOUNTS RECEIVABLE – RELATED PARTIES

The outstanding balances as at 31 March 2010 and as at 31 December 2009 are as follows :-

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
	31 March 2010	31 December 2009	31 March 2010	31 December 2009
Subsidiaries and Joint Ventures				
(eliminated from consolidated financial statements)				
ITO Joint Venture	-	-	164,614	164,614
IOT Joint Venture	-	-	69,618	69,588
Asian Steel Products Co., Ltd	-	-	578	785
Thai Pride Cement Co., Ltd.	-	-	10,559	24,021
ITD – NCC Joint Venture (NT-2)	-	-	1,270,971	1,250,803
ITD – ETF Joint Venture	-	-	739	429
PT. Thailindo Bara Pratama	-	-	475,221	448,246
Italian – Thai International Co., Ltd.	-	-	31,534	31,534
IN Joint Venture	-	-	3,503	3,336
Italthai Marine Co., Ltd.	-	-	23,156	20,595
Bhaka Bhumi Development Co., Ltd.	-	-	58,241	68,587
Siam Concrete and Brick Products Co., Ltd.	-	-	514	9,218
ITD-Nawarat (L.L.C)	-	-	62,177	58,639
Aquathai Co., Ltd.	-	-	6,216	6,157
Nha Pralan Crushing Plant Co., Ltd.	-	-	21,193	20,332
Italthai Trevi Co., Ltd.	-	-	3,448	4,243
Italian-Thai Land Co., Ltd.	-	-	8,205	8,205
Italian-Thai Power Co., Ltd.	-	-	42,599	38,795
Saraburi Construction Technology Co., Ltd.	-	-	8,532	12,227
ITD-ITDCEM JV	-	-	135,634	185,006
ITD-SQ Joint Venture	-	-	36,019	3,514
Sarithorn Co., Ltd.	-	-	1,070	58,469
Thai Maruken Co., Ltd.	-	-	9,101	12,821
ITD Cementation India Limited	-	-	7,684	13,512
Total	-	-	2,451,126	2,513,676
Less : Allowance for doubtful accounts	-	-	(1,370,066)	(1,349,181)
Net	-	-	1,081,060	1,164,495

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
	31 March 2010	31 December 2009	31 March 2010	31 December 2009
Associated companies				
MCRP Construction Corporation, Philippines	687,707	687,707	635,836	635,836
Sino Lao Aluminum Corporation Limited	28,794	25,030	28,794	24,921
Bangkok Steel Wire Co., Ltd.	1,670	1,786	1,670	1,786
Thai Contractors Assets Co., Ltd.	11,087	16,913	11,087	13,437
ATO-Asia Turnouts Co., Ltd.	21,877	16,818	21,877	16,818
Total	751,135	748,254	699,264	692,798
Less : Allowance for doubtful accounts	(687,707)	(687,707)	(635,836)	(635,836)
Net	63,428	60,547	63,428	56,962
Related parties				
Nam Thuen 2 Power Co., Ltd.	21,427	65,596	-	-
Italthai Engineering Co., Ltd.	6,707	17,681	6,671	17,645
Siam Steel Syndicate Plc.	5,153	8,494	5,153	6,196
Italthai Industrial Co., Ltd.	1,044	1,048	769	1,045
Ao Siam Marine Co., Ltd.	6,605	129,626	6,605	129,626
Nawarat Patanakarn Plc.	18,507	12,604	18,507	12,563
Ao Po Grand Marina Co., Ltd.	88,578	84,793	88,578	84,793
Baan Rimnam Chaopraya Co., Ltd.	-	460	-	460
Asia Pacific Potash Corporation Limited	22,333	22,329	22,333	22,329
Toyo-Thai Corporation Ltd.	6,581	37,299	6,581	37,299
Thai Rent All Co., Ltd.	363	365	-	-
Suvarnnabhumi Entertainment Co., Ltd.	57,802	57,802	57,802	57,802
Saraburi Coal Co., Ltd.	94	11	94	11
Amari Estate Co., Ltd.	23,295	21,661	18,233	21,661
NWR – SBCC Joint Venture	145,179	160,466	144,761	158,668
Others	36,218	43,119	156	9,240
Total	439,886	663,354	376,243	559,338
Less : Allowance for doubtful accounts	(88,554)	(88,554)	(88,554)	(88,554)
Net	351,332	574,800	287,689	470,784

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
	31 March 2010	31 December 2009	31 March 2010	31 December 2009
Outstanding balances and portion of other joint ventures partners				
ITO Joint Venture	98,768	98,768	-	-
IOT Joint Venture	41,771	41,753	-	-
ITD – NCC Joint Venture (NT-2)	508,389	500,321	-	-
IN Joint Venture	1,716	1,635	-	-
ITD – ETF Joint Venture	259	150	-	-
Others	18,158	3,030	-	-
Total	669,061	645,657	-	-
Trade accounts receivable - related parties - Net	1,083,821	1,281,004	1,432,177	1,692,241

The aging of outstanding balances of trade accounts receivable - related parties as at 31 March 2010 and as at 31 December 2009 are as follows :

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
Outstanding Ages	31 March 2010	31 December 2009	31 March 2010	31 December 2009
Less than 3 months	214,181	375,720	431,715	660,374
3 – 6 months	93,722	109,030	135,635	130,306
6 – 12 months	131,710	138,654	166,195	92,103
More than 12 months	1,420,469	1,433,862	2,793,088	2,883,030
Total	1,860,082	2,057,266	3,526,633	3,765,813
Less : Allowance for doubtful accounts	(776,261)	(776,262)	(2,094,456)	(2,073,572)
Net	1,083,821	1,281,004	1,432,177	1,692,241

During the period, the Company has made a provision for loss on non collection of trade receivable from related parties in the separate financial statements totaling Baht 20.88 million, since those related parties have significant loss from their operations and may not be able to repay their debts.

Other receivable – related parties of Baht 68.64 million represents sale of equipment for which collection will be made in year 2015. The Company will charge interest on this deferred payment at the rate of MLR per annum.

5. SHORT - TERM LOANS AND ADVANCES TO SUBSIDIARIES AND RELATED PARTIES

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
	31 March 2010	31 December 2009	31 March 2010	31 December 2009
Subsidiaries and Joint Ventures				
(eliminated from consolidated financial statements)				
ITD - EGC Joint Venture	-	-	996,426	1,026,261
Bhaka Bhumi Development Co., Ltd.	-	-	327,652	352,461
Siam Concrete and Brick Products Co., Ltd.	-	-	-	34,569
Italthai Trevi Co., Ltd.	-	-	12,000	9,000
PT. Thailindo Bara Pratama	-	-	856,891	870,302
ITD Cementation India Limited	-	-	30,691	17,212
ITD-Nawarat (L.L.C)	-	-	273,606	273,350
ITD – ITDCEM JV	-	-	4,705	4,719
Italthai Marine Co., Ltd.	-	-	38,000	30,000
Others	-	-	24	24
Total	-	-	2,539,995	2,617,898
Less : Allowance for doubtful accounts	-	-	(668,047)	(667,791)
Net	-	-	1,871,948	1,950,107
Associated companies				
Italian-Thai Gypsum Co., Ltd.	4,600	4,600	4,600	4,600
Less : Allowance for doubtful accounts	(4,600)	(4,600)	(4,600)	(4,600)
Net	-	-	-	-
Related companies				
Obayashi Corporation	1,308	1,308	-	-
Sahakol Equipment Co., Ltd.	112,350	88,800	-	-
Total	113,658	90,108	-	-
Short - term loans and advances to related parties – net	113,658	90,108	1,871,948	1,950,107

Significant movements in the short - term loans and advances to subsidiaries and related parties for the three-month period ended 31 March 2010 are as follows :

(Unit : Thousand Baht)

	1 January 2010	During the period Increase	During the period Decrease	31 March 2010
Subsidiaries and Joint Ventures				
ITD - EGC Joint Venture	1,026,261	-	29,835	996,426
Bhaka Bhumi Development Co., Ltd.	352,461	-	24,809	327,652
Siam Concrete and Brick Products Co., Ltd.	34,569	-	34,569	-
Italthai Trevi Co., Ltd.	9,000	3,000	-	12,000
PT. Thailindo Bara Pratama	870,302	10,598	24,009	856,891
ITD Cementation India Limited	17,212	13,479	-	30,691
ITD-NAWARAT (L.L.C)	273,350	256	-	273,606
ITD – ITDCEM JV	4,719	-	14	4,705
Italthai Marine Co., Ltd.	30,000	8,000	-	38,000
Other	24	-	-	24
Total	2,617,898	35,333	113,236	2,539,995
Associated companies				
Italian-Thai Gypsum Co., Ltd.	4,600	-	-	4,600
Total	2,622,498	35,333	113,236	2,544,595

During the period, the Company has made a provision for loss on non collection of short-term loan and advance to related parties in the separate financial statements totaling amount Baht 0.26 million in consideration that such parties have loss from their operations and may not be able to repay their debts.

6. INVESTMENTS IN RELATED PARTIES

6.1 Investments in subsidiaries, associated companies, and joint ventures

Investments in subsidiaries and joint ventures

The movements in investments in subsidiaries and joint ventures for the three-month period ended 31 March 2010 are as follows :-

(Unit : Thousand Baht)

	Separate F/S
Balance as at 1 January 2010	7,711,999
Add : Additional investments	45,500
Balance as at 31 March 2010	7,757,499

Investments in subsidiaries and joint ventures as at 31 March 2010 and 31 December 2009 comprise investments in the following:-

(Unit : Thousand Baht)

	Nature of business	Paid-up Capital	Percentage of shareholding 31 Mar 2010	Percentage of shareholding 31 Dec 2009	Separate F/S Cost 31 Mar 2010	Separate F/S Cost 31 Dec 2009
			Percent	Percent		
Investments in subsidiaries						
Italian-Thai International Co., Ltd.	Holding company	400,000	99.99	99.99	400,000	400,000
Less : Allowance for impairment					(400,000)	(400,000)
Net					-	-
Bhaka Bhumi Development Co., Ltd.	Construction and real estate	5,075	99.99	99.99	5,075	5,075
Thai Pride Cement Co., Ltd.	Manufacture and distribution of cement	1,300,000	99.99	99.99	1,585,000	1,585,000
Sin Rae Muang Thai Co., Ltd.	Mining business	3,500,000	99.99	99.99	3,499,999	3,499,999
Nha Pralan Crushing Plant Co., Ltd.	Rock quarrying, processing and distribution	1,000	99.91	99.91	999	999
Less : Allowance for impairment					(999)	(999)
Net					-	-
Siam Concrete and Brick Products Co., Ltd.	Manufacture and distribution of concrete products and real estate	126,000	99.80	99.70	124,296	82,296
Italthai Marine Ltd.	Production and sale of vessels and equipment	460,000	86.96	86.96	80,000	80,000
Italthai Trevi Co., Ltd.	Foundation and piling work services	80,000	90.94	86.56	84,189	80,689
Asian Steel Product Co., Ltd.	Manufacture and distribution of large steel pipes	20,000	69.90	69.90	7,004	7,004
Thai Maruken Co., Ltd.	Lease and sale of sheet piles and beams for foundation construction work	20,000	50.96	50.96	10,196	10,196
Italian-Thai Land Co., Ltd.	Not yet operational	10,000	99.99	99.99	50	50
Less : Allowance for impairment					(50)	(50)
Net					-	-
Palang Thai Kaowna Co., Ltd.	Not yet operational	1,000	99.94	99.94	650	650
Less : Allowance for impairment					(650)	(650)
Net					-	-
Khunka Palang Thai Co., Ltd.	Not yet operational	1,000	66.86	66.86	271	271
Less : Allowance for impairment					(271)	(271)
Net					-	-
Palit Palang Ngan Co., Ltd.	Not yet operational	1,000	74.93	74.93	50	50
Less : Allowance for impairment					(50)	(50)
Net					-	-
Italian Thai Power Co., Ltd.	Production and distribution of electricity	100,000	99.99	99.99	100,000	100,000
Saraburi Construction Technology Co., Ltd.	Manufacture, distribution and installation of concrete sheet	250	99.93	99.93	250	250
Asia Logistics Development Co., Ltd.	Not yet operational	1,000	99.93	99.93	999	999
Asia Industrial and Port Corporation Co., Ltd.	Not yet operational	1,000	99.93	99.93	999	999

(Unit : Thousand Baht)

	Nature of business	Paid-up Capital	Percentage of shareholding 31 Mar 2010	31 Dec 2009	Separate F/S Cost 31 Mar 2010	31 Dec 2009
			Percent	Percent		
Overseas companies						
Myanmar ITD Co., Ltd.	Service agent for Myanmar companies	1,483 Thousand Baht	99.99	99.99	1,483	1,483
Less : Allowance for impairment					(1,483)	(1,483)
Net					-	-
PT. Thailindo Bara Pratama	Coal digestion services	25,250 Million IDR	99.99	99.99	108,071	108,071
ITD Cementation India Ltd.	Construction services in India	115 Million INR	69.57	69.57	2,143,951	2,143,951
ITD–MADAGASCAR S.A.	Mining business	20 Million MGA	99.70	99.70	354	354
Total Investments in subsidiaries - net					7,750,383	7,704,883
Investment in joint ventures						
ITD-Nawarat (L.L.C)	Construction services in United Arab Emirates	300,000 UAE	60.00	60.00	977	977
Less : Allowance for impairment					(977)	(977)
Net					-	-
QINA Contracting (L.L.C)	Construction services in United Arab Emirates	3 Million UAE	24.00	24.00	7,116	7,116
Total Investments in joint ventures					7,116	7,116
Total Investments in subsidiaries and joint ventures					7,757,499	7,711,999

Investments in associated companies

The movements in investments in associated companies for the three-month ended 31 March 2010 as follows :-

(Unit : Thousand Baht)

	Consolidated F/S	Separate F/S
Balance as at 1 January 2010	339,329	384,908
Less : Share of losses from associated companies	(155)	-
Add : Translation adjustment	(54)	-
Balance as at 31 March 2010	339,120	384,908

Investments in associated companies as at 31 March 2010 and 31 December 2009 comprise investments in the following :-

(Unit : Thousand Baht)

	Nature of business	Paid-up Capital	Percentage of shareholding		Consolidated F/S Equity		Separate F/S Cost	
			31 Mar 2010	31 Dec 2009	31 Mar 2010	31 Dec 2009	31 Mar 2010	31 Dec 2009
			Percent	Percent				
Investments in associated companies								
Italian-Thai Gypsum Co., Ltd.	Construction in Saudi Arabia	10,500	50.00	50.00	5,250	5,250	5,250	5,250
Less : Allowance for impairment					(5,250)	(5,250)	(5,250)	(5,250)
Net					-	-	-	-
ATO-Asia Turnouts Co., Ltd.	Production and distribution of turnouts for railway projects	5,000	49.00	49.00	21,550	20,679	2,450	2,450
Siam Pacific Holding Co., Ltd.	Holding company	58,625	46.69	46.69	27,346	27,346	27,373	27,373
Bangkok Steel Wire Co., Ltd.	Production and distribution of P.C. wire	313,000	19.98	19.98	15,180	12,217	71,603	71,603
Praram 9 Square Co., Ltd.	Shopping center development	750,000	20.00	20.00	200,000	200,000	200,000	200,000
Less : Allowance for impairment					(200,000)	(200,000)	(200,000)	(200,000)
Net					-	-	-	-
Thai Contractors Assets Co., Ltd	Real estate development	500,000	15.00	15.00	65,350	67,278	75,000	75,000
Overseas companies								
Asia Steel Corporation	Manufacture, import and export of steel in Philippines	20,000	30.00	30.00	7,800	7,800	7,800	7,800
Less: Allowance for impairment					(7,800)	(7,800)	(7,800)	(7,800)
Net					-	-	-	-
Anamarine Construction SND. BHD.	Construction contractor in Malaysia	65,000 RM	25.00	25.00	198	198	198	198
Less : Allowance for impairment					(198)	(198)	(198)	(198)
Net					-	-	-	-
MCRP Construction Corporation, Philippines	Construction contractor in Philippines	25 Million Peso	24.00	24.00	12,000	12,000	12,000	12,000
Less : Allowance for impairment					(12,000)	(12,000)	(12,000)	(12,000)
Net					-	-	-	-
MCRP Holding Corporation, Philippines	Holding company in Philippines	5 Million Peso	24.00	24.00	3,000	3,000	3,000	3,000
Less : Allowance for impairment					(3,000)	(3,000)	(3,000)	(3,000)
Net					-	-	-	-
Sino Lao Aluminum Corporation Limited	Bauxite mine business in Laos	12 Million USD	34.00	34.00	207,169	209,284	208,482	208,482
Total Investments in associated companies – net					336,595	336,804	384,908	384,908
Total Investments in subsidiary, associated companies, and joint ventures – net					336,595	336,804	8,142,407	8,096,907

			Percentage of shareholding		Consolidated F/S Equity		Separate F/S Cost	
	Nature of business	Paid-up Capital	31 Mar 2010	31 Dec 2009	31 Mar 2010	31 Dec 2009	31 Mar 2010	31 Dec 2009
			Percent	Percent				
Investments in associated companies, held by Subsidiaries								
Natureway Resources Co., Ltd.	Holding company	40 Million USD	30.00	30.00	296,700	296,700	-	-
Less : Allowance for impairment					(296,700)	(296,700)	-	-
Net					-	-	-	-
Siam Pacific Holding Co., Ltd.	Holding company	58,625	4.30	4.30	2,525	2,525	-	-
Allied Enterprise Co., Ltd.	Holding company	1,000	30.00	30.00	300	300	-	-
Less : Allowance for impairment					(300)	(300)	-	-
Net					-	-	-	-
Total					2,525	2,525	-	-
Total Investments – net					339,120	339,329	8,142,407	8,096,907

(Unit : Thousand Baht)

The Company's and its subsidiaries' equity interest in the above associated companies are generally determined based on the financial statements compiled by the management of those companies which have not been reviewed by their auditors. However, the Company's management believes that there are no significant adjustments to be made to the consolidated interim financial statements.

The Company regularly assesses the values of investments in each subsidiary/associated company and joint venture. The allowance for impairment is promptly taken up when there is a reliable indication that the decline in value is quite certain.

6.2 Other long - term investments

The movements of other long - term investments for the three-month ended 31 March 2010 as follows:-

(Unit : Thousand Baht)

	Consolidated F/S	Separate F/S
Balance as at 1 January 2010	2,729,852	2,711,702
Less : Unrealized loss from changes in value of investments	(46,710)	(45,562)
Balance as at 31 March 2010	2,683,142	2,666,140

Other long - term investments as at 31 March 2010 and 31 December 2009 comprise investments in the following:-

(Unit : Thousand Baht)

		Percentage of Shareholding		Consolidated F/S		Separate F/S	
				Cost		Cost	
	Nature of business	31 Mar 2010	31 Dec 2009	31 Mar 2010	31 Dec 2009	31 Mar 2010	31 Dec 2009
		Percent	Percent				
Investments in other companies							
a) Non-listed companies							
Nam Theun 2 Power Co., Ltd.	Hydroelectric power plant	15.00	15.00	1,845,600	1,845,600	1,845,600	1,845,600
M-Home SPV 3 Co., Ltd.	Real estate development	11.54	11.54	12	12	12	12
Less : Allowance for impairment				(12)	(12)	(12)	(12)
Net				-	-	-	-
Siam Steel Syndicate Plc.	Manufacture and distribution for construction	1.15	1.15	55,885	55,885	55,885	55,885
Siam Fiber Optics Co., Ltd.	Manufacture and distribution of optic fibers	10.00	10.00	24,000	24,000	24,000	24,000
Medical Device Manufacturer (Thailand) Limited	Manufacture and distribution of medical products	6.95	6.95	50,069	50,069	50,069	50,069
Less : Allowance for impairment				(50,069)	(50,069)	(50,069)	(50,069)
Net				-	-	-	-
Bell Development Co., Ltd.	Real estate development	2.29	2.29	47,313	47,313	47,313	47,313
Less : Allowance for impairment				(47,313)	(47,313)	(47,313)	(47,313)
Net				-	-	-	-
The Bangkok Club Co., Ltd.	Entertainment services	0.44	0.44	3,000	3,000	3,000	3,000
Less : Allowance for impairment				(1,985)	(1,985)	(1,985)	(1,985)
Net				1,015	1,015	1,015	1,015
Imperial Technology Management Service Plc.	Initiation and establishment of Asian University of Science and Technology	19.83	19.83	175,000	175,000	175,000	175,000
Less : Allowance for impairment				(100,715)	(100,715)	(100,715)	(100,715)
Net				74,285	74,285	74,285	74,285
Thai Rent All Co., Ltd.	Construction machinery Rental	15.00	15.00	7,500	7,500	7,500	7,500
Lao Metal Industry Co., Ltd.	Manufacture steel wires and steel rod	10.00	10.00	10,000	10,000	10,000	10,000
Wildemere Co., Ltd.	Holding company	9.21	9.21	50	50	50	50
Total Investment in other non – listed companies – net				2,018,335	2,018,335	2,018,335	2,018,335
b) Listed companies							
Charoong Thai Wire and Cable Plc.	Manufacture and distribution of wire and cable	12.90	12.90	308,715	308,715	308,715	308,715
Less : Unrealized loss from changes in value of investments				(55,159)	(36,681)	(55,159)	(36,681)
Net market value				253,556	272,034	253,556	272,034
K.C. Property Plc.	Real estate development	1.04	1.04	9,139	9,139	9,139	9,139
Less : Unrealized loss from changes in value of investments				(640)	-	(640)	-
Net market value				8,499	9,139	8,499	9,139
Nawarat Patanakarn Plc.	Construction services	4.05	4.05	100,716	100,716	100,716	100,716
Less : Unrealized loss from changes in value of investments				(63,451)	(60,430)	(63,451)	(60,430)
Net market value				37,265	40,286	37,265	40,286

							(Unit : Thousand Baht)	
		Percentage of Shareholding		Consolidated F/S		Separate F/S		
				Cost		Cost		
	Nature of business	31 Mar 2010	31 Dec 2009	31 Mar 2010	31 Dec 2009	31 Mar 2010	31 Dec 2009	
		Percent	Percent					
Everland Plc.	Real estate development	0.05	0.05	113	113	113	113	
Less : Unrealized loss from changes in value of investments				(28)	(5)	(28)	(5)	
Net market value				85	108	85	108	
Toyo-Thai Corporation Plc.	Construction services	10.83	10.83	52,000	52,000	52,000	52,000	
Add : Unrealized gain from changes in value of investments				296,400	319,800	296,400	319,800	
Net market value				348,400	371,800	348,400	371,800	
Total Investment in other listed companies – net				647,805	693,367	647,805	693,367	
Total Investments in other companies – net				2,666,140	2,711,702	2,666,140	2,711,702	
Investments held by subsidiaries								
(a) Non-listed company								
Premus (Thailand) Co., Ltd.	Real estate management services	10.00	10.00	1,250	1,250	-	-	
Bell Development Co., Ltd.	Real estate management	13.00	13.00	135,226	135,226	-	-	
Less : Allowance for impairment				(135,226)	(135,226)	-	-	
Net				-	-	-	-	
(b) Listed company								
Charoong Thai Wire and Cable Plc.	Manufacture and distribution of wire and cable	0.80	0.80	19,178	19,178	-	-	
Less : Unrealized loss from changes in value of investments				(3,426)	(2,278)	-	-	
Net market value				15,752	16,900	-	-	
Total				17,002	18,150	-	-	
Total Investments in other companies – net				2,683,142	2,729,852	2,666,140	2,711,702	

The Company has pledged the shares of related companies to secure the long term - loan with Financial Institutions of related company.

7. INVESTMENT IN A POTASH MINING PROJECT

The Company has effective 90% investment in a potash mine project for a value of Baht 3,236 million through a group of subsidiary companies. These companies are in the process of restructuring their shareholding structure and expect to be completed in the near future. The concession for potash mining from government has been in process. Where by the Ministry of Industry had set up the committee consisting of representatives from the Ministry of Industry, the Ministry of Interior, the Ministry of Natural Resources and Environment, the Ministry of Public Health and Ministry of Social Development and the Human Security to consider the process to resolve the potash mining operations in Udonthani to make the project materialized.

During the February 2010, Department of Industry ordered to change the appointments of committee members to resolve the potash mining project in Udonthani as there have been some changes in the representatives from different authorities.

The Company's management believes that this project will be materialized since it will benefit both the nearby areas and for the country, and the project will be approved by the government and operational as planned since the Ministry of Finance has jointly invested in this project for 10% of the total registered capital. The management of the Company believes that there will be no impairment in the value of investment.

8. LONG - TERM LOANS AND ADVANCES TO SUBSIDIARIES AND RELATED PARTIES

The outstanding balances as at 31 March 2010 and 31 December 2009 are as follows :

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
	31 March 2010	31 December 2009	31 March 2010	31 December 2009
Subsidiaries and Joint Ventures				
(eliminated from consolidated financial statements)				
ITO Joint Venture	-	-	528,400	528,400
Italian-Thai International Co., Ltd.	-	-	141,574	140,817
IDS Joint Venture	-	-	220,500	220,500
IN Joint Venture	-	-	122,166	122,166
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	-	-	86,520	86,520
ITD - NCC Joint Venture (NT-2)	-	-	364,000	319,000
Nha Pralan Crushing Plant Co., Ltd.	-	-	11,500	11,500
Italian-Thai Land Co., Ltd.	-	-	555,044	555,044
Palang Thai Kaowna Co., Ltd.	-	-	456,350	456,350
Khunka Palang Thai Co., Ltd.	-	-	59,066	59,066
Palit Palang Ngan Co., Ltd.	-	-	94,456	94,456
Italian-Thai Power Co., Ltd.	-	-	275,182	263,678
Sin Rae Muang Thai Co., Ltd.	-	-	68,596	59,096
Thai Pride Cement Co., Ltd.	-	-	300,303	300,303
Italthai Trevi Co., Ltd.	-	-	22,690	25,690
Others	-	-	18,528	16,425
Total	-	-	3,324,875	3,259,011
Less : Allowance for doubtful accounts	-	-	(2,138,415)	(2,092,658)
Net	-	-	1,186,460	1,166,353

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
	31 March 2010	31 December 2009	31 March 2010	31 December 2009
Associated companies				
Sino Lao Aluminum Corporation Limited	120,824	124,209	120,824	124,209
Related companies				
Asia Pacific Potash Corporation Limited	278,651	265,616	-	-
Total long - term loans and advances to related Companies - net	399,475	389,825	1,307,284	1,290,562

Significant movements in the long - term loans and advances to subsidiaries and related parties for the three-month period ended 31 March 2010 are as follows :-

(Unit : Thousand Baht)

	1 January 2010	During the period Increase	During the period Decrease	31 March 2010
Subsidiaries and Joint Ventures				
ITO Joint Venture	528,400	-	-	528,400
Italian-Thai International Co., Ltd.	140,817	367,504	366,747	141,574
IDS Joint Venture	220,500	-	-	220,500
IN Joint Venture	122,166	-	-	122,166
The Joint Venture of Italian-Thai Development	86,520	-	-	86,520
ITD – NCC Joint Venture (NT-2)	319,000	45,000	-	364,000
Nha Pralan Crushing Plant Co., Ltd.	11,500	-	-	11,500
Italian-Thai Land Co., Ltd.	555,044	-	-	555,044
Palang Thai Kaowna Co., Ltd.	456,350	-	-	456,350
Khunka Palang Thai Co., Ltd.	59,066	-	-	59,066
Palit Palang Ngan Co., Ltd.	94,456	-	-	94,456
Italian-Thai Power Co., Ltd.	263,678	11,504	-	275,182
Sin Rae Muang Thai Co., Ltd.	59,096	9,500	-	68,596
Thai Pride Cement Co., Ltd.	300,303	-	-	300,303
Italthai Trevi Co., Ltd.	25,690	-	3,000	22,690
Others	16,425	2,534	431	18,528
Total	3,259,011	436,042	370,178	3,324,875
Associated company				
Sino Lao Aluminum Corporation Limited	124,209	-	3,385	120,824
Total	3,383,220	436,042	373,563	3,445,699

9. LOAN AND ADVANCES TO UNRELATED PARTIES

As at 31 March 2010, the Company also has loan to unrelated parties of Baht 88.61 million for the investment in a foreign company which is under the negotiation process. Currently, there has been no further development in the project because the Electricity Generating Authority of Thailand is in the process of concluding the development plan for the capacity of Power plant. Such loan to unrelated parties is to support the acquisition of the concession license from the Government of Cambodia to develop a 3,600 mega watt Coal-Fired Power Plant at Koh Kong. Such loan and advances are refundable should the Power Plant project not materialized.

10. PROPERTY, PLANT AND EQUIPMENT

During the three-month period ended 31 March 2010, the Company and subsidiary companies have following condensed movements in property, plant and equipment :

(Unit : Thousand Baht)

	Consolidated F/S	Separate F/S
Net book value as at 1 January 2010	14,694,099	8,323,790
Purchases of fixed assets / transfer in	859,947	275,840
Disposal of fixed assets / transfer out	(493,509)	(205,078)
Depreciation for the period	(532,438)	(283,619)
Accumulate depreciation for disposal of fixed assets	265,068	178,088
Translation adjustment	8,538	255
Net book value as at 31 March 2010	14,801,705	8,289,276

11. BANK OVERDRAFTS AND SHORT - TERM LOANS FROM FINANCIAL INSTITUTIONS

The outstanding balances of bank overdrafts and short - term loans from financial institutions as at 31 March 2010 and 31 December 2009 are as follows : -

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
	31 March 2010	31 December 2009	31 March 2010	31 December 2009
Bank overdrafts	3,872,380	2,512,879	388,515	106,764
Short - term loans from financial institutions	6,565,391	6,631,178	4,504,588	4,420,247
Total	10,437,771	9,144,057	4,893,103	4,527,011

These represent loans obtained from local and overseas financial institutions in both Baht currency and foreign currencies as follows :

(Unit : Million)

	Consolidated F/S		Separate F/S	
	31 March 2010	31 December 2009	31 March 2010	31 December 2009
Baht	5,003	4,919	3,982	3,872
PHP	84	110	84	110
USD	9	9	-	-
NTD	455	455	455	455
INR	1,124	1,290	-	-

These loans are subject to interest at domestic market rate for Baht currency loans and at the rates based on market rate of India, Taiwan, Philippines and SIBOR for foreign currency loans.

As at 31 March 2010, part of loans amounting to Baht 1,264.89 million (31 December 2009 : Baht 1,542.40 million) have been used to finance certain specific projects (project finance). The lending banks had set a condition for the Company to process the cash transactions for the projects through the Company's accounts with those banks.

As at 31 March 2010 and 31 December 2009, overdraft and short - term credit facilities of the Company have not yet been drawndown amounting to Baht 892.30 million and Baht 1,928.72 million, respectively.

12. TRADE ACCOUNTS PAYABLE - RELATED PARTIES

The outstanding balances as at 31 March 2010 and 31 December 2009 are as follows :

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
	31 March 2010	31 December 2009	31 March 2010	31 December 2009
Subsidiaries and Joint Ventures				
(eliminated from consolidated financial statements)				
IOT Joint Venture	-	-	549	272
I.C.C.T. Joint Venture	-	-	136,137	136,137
IN Joint Venture	-	-	1,669	505
Thai Maruken Co., Ltd.	-	-	160,910	169,544
ITO Joint Venture	-	-	575	414
Italthai Trevi Co., Ltd.	-	-	93,293	76,474
Siam Concrete and Brick Products Co., Ltd.	-	-	73,690	65,594

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
	31 March 2010	31 December 2009	31 March 2010	31 December 2009
ITD - ETF Joint Venture	-	-	5,040	2,812
ITD Cementation India Limited	-	-	44,952	35,225
Asian Steel Product Co., Ltd.	-	-	39,722	51,427
Thai Pride Cement Co., Ltd.	-	-	11,383	22,793
Nha Pralan Crushing Plant Co., Ltd.	-	-	1,346	461
Aquathai Co., Ltd.	-	-	29,180	39,393
Italthai Marine Co., Ltd.	-	-	4,156	-
Saraburi Construction Co., Ltd.	-	-	5,808	7,819
ITD-NCC (NT-2) Joint Venture	-	-	16,332	16,304
Others	-	-	6,996	4,979
Total	-	-	631,738	630,153
Associated companies				
MCRP Construction Corporation, Philippines	85,647	84,594	85,647	84,594
Bangkok Steel Wire Co., Ltd.	51,272	35,429	35,843	25,588
ATO-Asia Turnouts Ltd.	32,257	29,596	32,257	29,596
Thai Contractors Asset Co., Ltd.	13,935	17,549	13,935	17,549
Total	183,111	167,168	167,682	157,327
Related companies				
Takenaka Corporation	214,674	223,872	-	-
Obayashi Corporation	80,290	85,892	-	-
Italthai Industrial Co., Ltd.	145,837	255,239	63,655	67,871
Siam Steel Syndicate Plc.	64,460	59,325	64,272	59,137
Nishimatsu Construction Co., Ltd.	318,832	317,882	-	-
Italthai Engineering Co., Ltd.	154,380	294,419	152,233	292,273
Charoong Thai Wire & Cable Plc.	42,285	51,938	42,285	51,938
Nawarat Patanakarn Plc.	73,922	75,143	73,922	75,143
Toyo-Thai Corporation Ltd.	1,256	1,256	1,256	1,256
Thai Rent All Co., Ltd.	24,668	30,198	24,640	30,154
Amarine Estate Co., Ltd.	8,663	11,411	8,663	11,411
Siam Fiber Optics Co., Ltd.	1,702	4,202	1,702	4,202

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
	31 March 2010	31 December 2009	31 March 2010	31 December 2009
Thai Nippon Steel Co., Ltd.	-	3,623	-	3,623
Sahakol Equipment Co., Ltd.	143,798	-	-	-
Others	41	107	41	56
Total	1,274,808	1,414,507	432,669	597,064
Outstanding balances and portion of joint ventures partners				
IOT Joint Venture	329	163	-	-
I.C.C.T. Joint Venture	102,103	102,103	-	-
ITO Joint Venture	344	248	-	-
ITD - ETF Joint Venture	1,764	984	-	-
IN Joint Venture	818	247	-	-
ITD – NCC (NT2)	6,533	6,522	-	-
Others	2,179	1,170	-	-
Total	114,070	111,437	-	-
Total	1,571,989	1,693,112	1,232,089	1,384,544

13. SHORT - TERM LOANS AND ADVANCES FROM RELATED PARTIES

The outstanding balances as at 31 March 2010 and 31 December 2009 are as follows :

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
	31 March 2010	31 December 2009	31 March 2010	31 December 2009
Subsidiaries and Joint Ventures (eliminated from consolidated financial statements)				
ITD - SQ Joint Venture	-	-	149,300	122,700
Related companies				
Nam Theun 2 Power Co., Ltd.	1,304	4,470	-	-
Nawarat Patanakarn Plc.	195	-	195	-
Others	13	13	-	-
Total	1,512	4,483	195	-

	(Unit : Thousand Baht)			
	Consolidated F/S		Separate F/S	
	31 March 2010	31 December 2009	31 March 2010	31 December 2009
Outstanding balances and portion of other joint ventures partners				
ITD-SQ Joint Venture	74,650	61,350	-	-
Short - term loans and advances from related parties	76,162	65,833	149,495	122,700

Significant movements in the short - term loans and advances from related parties for the three-month period ended 31 March 2010 are as follows :

	(Unit : Thousand Baht)			
	1 January	During the period		31 March
	2010	Increase	Decrease	2010
Related companies				
Nam Theun 2 Power Co., Ltd.	4,470	-	3,166	1,304
Nawarat Patanakarn Plc.	-	195	-	195
Others	13	-	-	13
Total	4,483	195	3,166	1,512
Outstanding balances and portion of other joint ventures partners				
ITD-SQ Joint Venture	61,350	13,300	-	74,650
Total	65,833	13,495	3,166	76,162

14. LONG - TERM LOANS

As at 31 March 2010 and 31 December 2009, the Company and its subsidiaries have outstanding long - term loans as follows :

	(Unit : Thousand Baht)			
	Consolidated F/S		Separate F/S	
	31 March 2010	31 December 2009	31 March 2010	31 December 2009
Outstanding balance	2,884,312	2,952,487	1,701,007	1,811,005
Less : Current portion	(617,053)	(1,048,181)	(443,792)	(600,001)
Net	2,267,259	1,904,306	1,257,215	1,211,004

Movements in the long-term loans during the three-month period ended 31 March 2010 are summarized below :

	(Unit: Thousand Baht)	
	Consolidated F/S	Separate F/S
Balance as at 1 January 2010	2,952,487	1,811,005
Add : Additional borrowings	229,032	130,000
Less : Repayments	(244,179)	(186,799)
Less : Translation adjustment	(53,028)	(53,199)
Balance as at 31 March 2010	2,884,312	1,701,007

The Company entered into loan agreement with a local bank for a construction project amounting to Baht 850 million for which Baht 290 million has been drawndown during the period. This loan bears interest per annum at MLR.

As at 31 March 2010, the Company and subsidiaries have mortgaged part of land and construction thereon with a net carrying value as at 31 March 2010 of Baht 306.53 million (31 December 2009 : Baht 306.53 million) as collaterals for loans.

The loans of the Company and its subsidiaries bear interest at the rate of minimum loan rate (MLR).

In addition, the loan agreement contains covenants relating to various matters such as the payment of dividend and limitations on the execution of new loan obligation.

As at 31 March 2010 and 31 December 2009, the long - term credit facilities of the Company have not yet been drawndown amounting to Baht 708.12 million and Baht 838.94 million, respectively.

The Company has not been able to maintain some financial ratios as stipulated in the loan agreements with two banks. However, the Company negotiated with such banks to waive the covenant of such financial ratios. The Company had obtained the letter from a bank dated 7 May 2010 granting the relieve to all covenant conditions under the long-term loan agreement for the three-month period ended 31 March 2010 and from another bank dated 17 May 2010 indicating that the Company has no obligation to repay long-term loan within 12 months.

15. DEBENTURES – NET

The movements of debentures during the three-month period ended 31 March 2010 in the consolidated and separate financial statements are as follows :

	Thousand Baht
Balance as at 1 January 2010	6,926,960
Amortization of costs of issuing debentures	5,029
Current portion	(1,997,633)
Balance as at 31 March 2010	4,934,356

16. CONVERTIBLE DEBENTURES - NET

The movements of convertible bonds during the three-month period ended 31 March 2010 in the consolidated and separate financial statements are as follows :

	Thousand Baht
Balance as at 1 January 2010	3,593,042
Convertible debentures buyback and cancellation	(463,573)
Reversal on issuing costs of convertible debentures	8,554
Amortization of costs of issuing convertible debentures	3,847
Unrealised gain on exchange rates	(18,889)
Balance as at 31 March 2010	3,122,981

During the three-month period ended on 31 March 2010, the Company bought back and cancelled a portion of the outstanding convertible debentures amounting to USD 14.20 million, representing 12.64% of the outstanding principal amount of convertible debentures. Gains on convertible debentures buyback and cancellation of Baht 99.57 million are recognized in the statement of income for the three-month period ended 31 March 2010.

There is no potential dilution in earnings per share arose from the convertible debentures because the average share price during this year was lower than the exercise price. The Company therefore has not computed the diluted earnings per share from the conversion of debentures.

The Company entered into various hedge agreements to hedge foreign currency and interest rate risks. However, during the period, the Company cancelled a portion of call spread and coupon swap agreement of USD 14.20 million due to the Company early redempted and cancelled such of convertible debentures.

The Company presents part of accrued interest for convertible bond to be paid to the debentureholders upon the exercise of the right to convert to common shares separate items in balance sheet.

17. RELATED PARTY TRANSACTIONS

During the period, the Company, its subsidiaries and joint ventures had significant business transactions with related parties, which have been concluded on commercial terms and bases agreed upon in the ordinary course of businesses between the Company and those companies, as follow :

	Transfer pricing policy
Turn-key construction service income	Cost plus margin
Construction service income, not including the procurements of materials	Cost or cost plus margin
Land rental income	Mutually agreed
Sales of equipment	Cost or mutually agreed
Sales of investment	Market price
Purchases of construction materials	Approximate market price
Turn-key construction expenses	Cost plus margin
Hire of construction services, not including procurements of materials	Cost
Purchases of investment	Approximate net book value
Purchases of assets	Mutually agreed
Interest on loans	Mutually agreed rate

Below is a summary of significant related party transactions during the period :-

(Unit : Million Baht)

	CONSOLIDATED		SEPARATE F/S	
	For the three-month periods ended 31 March			
	2010	2009	2010	2009
Transactions with subsidiaries and joint ventures				
Construction services, sales income and other income	-	-	201	390
Sales of equipment	-	-	-	5
Purchases of construction materials and services	-	-	167	182
Transactions with associated companies				
Construction services, sales income and other income	37	35	37	20
Purchases of construction materials and services	26	15	16	13
Transactions with related companies				
Construction services, sales income and other income	179	502	81	195
Sales of equipment	14	4	14	2
Purchases of construction materials and services	331	342	119	269
Purchases of equipment	115	16	115	15

Furthermore, the Company also has significant transactions with its related parties in respect of loans and advances.

The outstanding balances of the above transactions are presented as separate items in the balance sheet.

Loans from directors

As at 31 March 2010, an indirect subsidiary company have loans from directors amounting to Baht 146.88 million (31 December 2009 : Baht 146.88 million). Such loans bear no interest.

18. EXPENSES BY NATURE

Significant expenses by nature for the three-month periods ended 31 March 2010 and 2009 are as follows :

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
	For the three-month periods ended 31 March			
	2010	2009	2010	2009
Salaries, wages and other employee benefits	1,567,938	1,697,317	1,054,359	1,221,534
Depreciation	532,438	585,707	283,619	339,011
Amortisation	1,889	13,450	1,261	10,743
Rental expense	206,987	217,191	103,229	140,433
Raw materials and supplies used	3,579,647	4,053,087	1,806,440	2,491,354

19. GUARANTEES

As at 31 March 2010 and 31 December 2009, there are outstanding guarantees totaling approximately Baht 23,804.86 million and Baht 24,951.31 million, respectively, issued by financial institutions on behalf of the Company, its subsidiaries, and its joint ventures in respect of certain performance bonds required in the normal course of businesses. The Company does not expect to have loss from these guarantees.

As at 31 March 2010 and 31 December 2009, there are outstanding guarantees totaling approximately Baht 8,206.33 million and Baht 8,160.40 million, respectively, issued to financial institutions and its venture partners to collateralize credit facilities granted by those financial institutions and joint venture partners to subsidiaries, associated, related companies and joint ventures. The Company issued guarantees in proportion to its shareholding (except for Italthai Trevi Co., Ltd., Italthai Marine Co., Ltd., Aquathai Co., Ltd., Sarithorn Co., Ltd, Asian Steel Product Co., Ltd., and ITD Cementation India Limited for which the Company issued full guarantees for the credit facilities). The Company does not expect to have loss from those guarantees.

20. COMMITMENTS

20.1 Under the facility agreement between the Company and the SPV, the Company is obliged to extend loans to the SPV for amounts equal to the principal and interest which have to be paid to the creditors. As at 31 March 2010 and 31 December 2009, the outstanding balance of loans amounted to Baht 308.57 million and Baht 306.41 million, respectively.

20.2 As at 31 March 2010, the Company and joint ventures had the outstanding commitments with major subcontractors, classified by currencies, as follows :

(Unit : Million Baht)

	Baht Equivalent	
	Consolidated F/S	Separate F/S
Currency		
Baht	3,306.81	3,214.93
NTD	1,626.29	1,626.29
USD	6.38	-
INR	1,943.81	1,943.81
AUD	1.02	-

20.3 As at 31 March 2010, the Company, its subsidiaries and its joint ventures had the following outstanding commitments, proportionately, for purchases of materials, machinery and software and related services :

(Unit : Million Baht)

	Baht Equivalent	
	Consolidated F/S	Separate F/S
Currency		
Baht	70.06	4.04
EUR	56.21	8.66
USD	34.32	10.18
INR	253.58	12.16
SEK	8.22	-
NOK	1.65	-
SGD	15.68	-
GBP	3.79	-
NTD	1.30	1.30

20.4 As at 31 March 2010, the Company had outstanding commitment of USD 22.20 million in respect of uncallable portion of investments in an associated company and two related companies, and uncall portion of investments in a subsidiary company of Baht 0.75 million.

21. CONTINGENT LIABILITIES

a) During the year 1997, the Company and seven other parties were jointly sued for compensation totaling approximately Baht 654.89 million. On 30 December 2005, the Court of First Instance ordered the defendant to pay for damages amounting to Baht 440.03 million, plus interest at the rate of 7.50 percent per annum from 11 June 1992 to the payment date. On 17 March 2006, the Company submitted an appeal and a petition to stay execution to the order of the Court - Chonburi Province defending that the plantiffs did not file the claims with the Bankrupcy Court within the prescribed period. Copies of the appeal and the petition have been considered by the plaintiff. Currently the outcome of the case has not yet been known. The Company believes that there will be no damage from such case. The Company therefore, has not set up any provision in its accounts.

b) Since the year 2000, certain customers of the Company have taken legal actions against the Company, subsidiary company, and joint venture for breach of service agreements, claiming compensation totaling approximately Baht 360.92 million. The cases are currently pending for judgment from the Civil Courts for the claims of Baht 226.44 million and pending for the judgement of arbitrator of Baht 134.48 million. Management is of the opinion that such lawsuits are a normal part of business and some are brought without proper justification grounds, and believes that no material liabilities will be incurred as a result of those lawsuits. Therefore, the Company has not set provision for those in the accounts.

22. FINANCIAL INFORMATION BY SEGMENT

The operations of the Company, its subsidiaries and its joint ventures for the three-month periods ended 31 March 2010 and 2009 are mainly engaged in a single industry segment, turn - key construction services, and are conducted in the following geographical segments.

(Unit : Million Baht)

	Consolidated									
	For the three-month periods ended 31 March 2010 and 2009									
	Local		Overseas		Total		Elimination		Grand total	
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Revenues from construction services	4,842	5,879	4,102	4,968	8,944	10,847	(235)	(392)	8,709	10,455
Revenues from sales and services	629	469	-	-	629	469	(153)	(136)	476	333
Gross profit	669	501	162	42	831	543	(1)	130	830	673
Interest income									29	39
Gain on exchange rate									97	52
Gain on early redemption of convertible debentures and cancellation									100	-
Other income									149	242
Selling expenses									(5)	(11)
Administrative expenses									(431)	(427)
Director and executive compensation									(14)	(15)
Reversal of allowance (allowance) for doubtful accounts									(5)	83
Allowance for impairment and contingent liabilities									(2)	(9)
Share of loss from investments accounted for by equity method									-	(33)
Financial expenses									(484)	(522)
Income tax									(59)	(70)
Minority interests									(15)	7
Net income for the period									190	9

(Unit : Million Baht)

	As at 31 March 2010 and 31 December 2009									
	Local		Overseas		Total		Elimination		Grand total	
	31 Mar 2010	31 Dec 2009	31 Mar 2010	31 Dec 2009	31 Mar 2010	31 Dec 2009	31 Mar 2010	31 Dec 2009	31 Mar 2010	31 Dec 2009
Property, plant and equipment - net	11,086	10,938	3,716	3,756	14,802	14,694	-	-	14,802	14,694
Other assets	34,167	35,572	16,475	14,786	50,642	50,358	(11,603)	(11,070)	39,039	39,288
Total assets	45,253	46,510	20,191	18,542	65,444	65,052	(11,603)	(11,070)	53,841	53,982

23. FINANCIAL INSTRUMENTS

Foreign currency risk

The Company has exposure to foreign currency risk from trading transactions and borrowings that are denominated in foreign currencies. The Company seeks to reduce this risk by entering into forward exchange and currency swap contracts when it considers appropriate. Generally, the forward and currency swap contracts mature within one year.

The balances of financial assets and liabilities denominated in foreign currencies as at 31 March 2010 are summarized below :

Foreign currency	Financial assets	Financial liabilities	Average exchange rate as at 31 March 2010
	(Million)	(Million)	(Baht per 1 foreign currency unit)
USD	37	100	32.3733
JPY	153	914	0.3473
EUR	-	13	43.4116
VND	5,612	11,905	0.0017
INR	11	-	0.7187
NOK	-	1	5.4041

Forward exchange contracts which remain outstanding on 31 March 2010 are summarized below :

Currency	Balance (Million)	Forward contract exchange rate
EUR (buy)	8	45.7809 – 49.4253
GBP (buy)	2	53.8260 – 53.9490
NOK (buy)	3	5.4100 – 5.6800
SEK (buy)	3	4.5700
USD (sell)	39	31.5822 – 35.8750

Below is the summary of the Group's foreign currency denominated assets and liabilities as at 31 March 2010 which are unhedged.

	Consolidated F/S (Net)					
	EUR Million	USD Million	JPY Million	VND Million	INR Million	NOK Million
Assets in foreign currencies	-	37	153	5,612	11	-
Trade accounts payable	-	2	883	11,905	-	1
Hire - purchases payable	-	-	31	-	-	-
Loan from financial institution	13	-	-	-	-	-

	Separate F/S (Net)				
	EUR Million	USD Million	JPY Million	VND Million	INR Million
Assets in foreign currencies	-	37	21	5,612	11
Trade accounts payable	-	-	-	11,905	-
Hire - purchases payable	-	-	31	-	-
Loan from financial institution	13	-	-	-	-

In addition, the Company and subsidiaries have foreign currency exposure risk with respect to their investments in subsidiaries, joint ventures and associated companies in overseas which are not covered by the hedges against foreign currency risk.

24. OTHERS

a) At the beginning of the year 2007, the Company and a local Joint Venture received a letter from The National Assets Examination Committee (NAEC) requesting cooperation for the inspection of a baggage-handling system and the CTX bomb scanners for Suvarnabhumi Airport. The Company and Joint Venture have not received any claim for damages on baggage handling and bomb scanners. The management believes that the Company and its joint venture do not have to be responsible for any indemnification.

b) During 2009, a subsidiary company had handed over a portion of work to Government Enterprise and received the certificate of work but may be penalised for the delay delivery of the work for Baht 111.20 million for the use of materials differently from those specified in the agreement. However, the subsidiary company's management believes that the changes of the materials were made with proper technical certification that do not affect the performance of the structure of work, and therefore does not expect to incur the significant loss.

c) On 13 November 2009, a joint venture has filed the statement of claim to the arbitrator for payment and damages accordance with construction agreement from one government enterprise amounting to Baht 7,070.69 million and YEN 568.77 million of which 40% of this claim is attributable to the Company.

25. EVENT AFTER REPORTING DATE

In April 2010, Nam Thuen 2 Power Co., Ltd. called for addition paid-up share capital totalling USD 3.53 million.

26. RECLASSIFICATION

Certain amounts in the interim financial statements for the three-month period ended 31 March 2009, presented for comparative purpose, were reclassified to conform with interim financial statements for the three-month period ended 31 March 2010 presentation.

27. APPROVAL OF FINANCIAL STATEMENTS

These financial statements were authorized by the Company's authorized director on 17 May 2010.



Grant Thornton

www.grantthornton.co.th
Confidentiality statement

The Report of material events field with the Stock Exchange of Thailand ("SET") from 19 November 2009 to 25 May 2010


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Symbol	ITD
Source	ITD
Headline	Repurchased a portion of the Bonds
Date/Time	24 May 2010 12:48:00

The translation

With reference to the US$150,000,000 4.50% Convertible Bonds due 2013 issued and offered to investors outside of Thailand on 10th June 2008 (the "Bonds"), Italian-Thai Development Public Company Limited ("ITD") would like to announce that Italian-Thai Development (BVI) Company Limited, one of our Group Entities, repurchased a portion of the Bonds amounting to US$ 6,000,000 in an aggregate principal amount of the Bonds representing 6.12% of the outstanding principal amount of the Bonds on 18th May 2010.

The repurchased bonds had been transferred to Trustee (DB Trustees (Hong Kong) Limited) for cancellation value on 21st May 2010 in accordance with the terms and conditions of the Bonds. As the result of the event above, the remaining outstanding Bonds after the cancellation are US$92,100,000.

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Symbol	ITD
Source	ITD
Headline	The Operation results
Date/Time	24 May 2010 09:03:00

The translation

With reference to the Company's financial statements for the period ending 31st March 2010 submitted to SET on 17th May 2010. The net income attributable to the equity holders of the Company for the period ending 31st March 2010 was Baht 189.97 million. This was an increase of net income from the same period of the previous year of Baht 181.33 million or 2,099.73%.

The Company wishes to explain the reasons contributing to the increase of the net income attributable to the equity holders of the Company of more than 20% as follows:

1. The Company had the gross profit of Baht 829.95 million which increased from the same period of the previous year by Baht 156.15 million or 23.17%.
2. The Company had a gain from buying back convertible bonds of Baht 99.57 million according to Italian-Thai Development (BVI) Company Limited, one of our Group Entities, which repurchased a portion of the convertible bonds amounting to US$14,200,000 in an aggregate principal amount of the convertible bonds, representing 12.64% of the outstanding principal amount of the convertible bonds.
3. The Company had a gain on the exchange rate of Baht 96.95 million, which increased from the same period of the previous year by Baht 44.97 million or 86.52% according to the Baht and Rupiah appreciation.
4. The Company had the financial expenses of Baht 483.84 million which decreased from the same period of the previous year by Baht 37.94 million or 7.27%, due to the decrease of interest expenses burden from buying back a portion of the convertible bonds.

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35th
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ตลาดหลักทรัพย์แห่งประเทศไทย
The Stock Exchange of Thailand

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Symbol	ITD
Source	ITD
Headline	Reviewed Quarter 1 and Consolidated F/S (F45-3)
Date/Time	17 May 2010 19:58:00

(Reviewed Quarter-1 and Consolidated F/S (F45-3))
Report: Reviewed Quarterly Financial Statements
Name ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

Reviewed
(In thousands)
Ending 31 March

The Consolidated Financial Statement

	Quarter 1	
Year	2010	2009
Net profit (loss)	189,969	8,636
EPS (baht)	0.05	0.00

The Company Financial Statement

	Quarter 1	
Year	2010	2009
Net profit (loss)	121,361	94,721
EPS (baht)	0.03	0.02

Type of report:
Qualified Opinion with an emphasis of matters

Comment: Please see details in financial statements, auditor's report and remarks from SET SMART

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature ____________________________
(Mrs.Nijaporn Charanachitta)
Position Senior Executive Vice President

Authorized to sign on behalf of the company

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35th Anniversary
ตลาดหลักทรัพย์แห่งประเทศไทย
The Stock Exchange of Thailand

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Symbol	ITD
Source	ITD
Headline	Notification of the Closing Date of Register Book
Date/Time	11 May 2010 13:24:00

(Translation)

Subject: Notification of the Closing Date of Register Book for Interest Payment of ITD109A

To: The President
The Stock Exchange of Thailand
Refer to: The Letter of Bank of Ayudhya No. Por Bor Thor Lor Tor. 0020/2010 dated April 28,2010

Italian-Thai Development Public Company Limited ("the Company") would like to inform you that the Company will close the registered book for determining the rights of debentureholders to receive the interest payment of the debenture issue No. 1/2008 of the Company maturing 2010 (ITD109A), the details are shown in the referenced letter from the registrar of the debenture.

Please be informed accordingly.

(Translation)
No. Por Bor Thor Lor Tor.0020/2010

28 April 2010

Attention: The Managing Director
Italian-Thai Development Public Company Limited

Subject: Notification and determination of the closing date of the share transfer register to determine holders with rights to interest payment on the Debenture Issue No.1/2008 of the Italian-Thai Development Public Company Limited, maturing 2010 (ITD109A)

As registrar of the Debenture Issue 1/2008 of the Italian-Thai Development Pcl.maturing in 2010 (ITD109A), the Bank of Ayudhya Plc. is pleased to inform you that an interest rate of 6.5% per annum will be used in the calculation of interest payment during the 92 days covering 23 March 2010 - 22 June 2010 and that the share transfer register will be closed for the determination of holders with rights to interest payment on 9 June 2010 at 12.00h. as the interest payment will be made on 23 June 2010.

Sincerely yours

(Mrs. Wanna Chantavarin)
VP and Group Manager
Bank of Ayudhya Pcl.

Treasury, Securities Service & Capital Market Operations Department
Tel. (02) 296-4494

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Symbol	ITD
Source	ITD
Headline	Publication of the Minutes of the AGM.No. 1/2010
Date/Time	10 May 2010 08:54:00

The translation

Re : Publication of the Minutes of the Annual General Meeting of Shareholders No.1/2010 on the Company's Website.

The Annual General Shareholders' Meeting No.1/2010 of Italian-Thai Development Public Company Limited (the Company) was held on Monday, April 26, 2010.

A copy of the Minutes of the Annual General Meeting of Shareholders No.1/2010 is attached and the Company posted the Minutes on the Company's website at www.itd.co.th on May 10, 2010.

Please be informed accordingly.

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35th
Anniversary
ตลาดหลักทรัพย์แห่งประเทศไทย
The Stock Exchange of Thailand

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Symbol	ITD
Source	ITD
Headline	The Design and Build of the Office Building
Date/Time	07 May 2010 08:58:00

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that on April 29, 2010 the Company signed a contract with Office of the Royal Development Projects Board,Royal Development Projects to proceed with the Design and Build of the Office Building of The Chaipattana Foundation and Office of the Royal Development Project Board (Bangyeekhan area). The details of the contract works are as follows:-

Description of Works: Design and Build of the Office Building as follows.
1. Construction and Renovation works of an existing building to be an office building with a total area of 12,530 sq.m.
2. Construction of a 2 Storey Parking Building with a total area of 6,800 sq.m.
3. Construction of a 8,000 cu.m. and 3 metre depth Reservoir with a Concrete Dam 475 m. long, Bridge and Pump House.
4. Develop the site with landscaping and the construction of a Fence, Gate and Guard House.

Contract Value : Baht 397,291,000.00 (Including VAT)

Period of Works : 18 months

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Symbol	ITD
Source	ITD
Headline	ITD Announces Resolutions Made by Shareholders.
Date/Time	27 Apr 2010 09:21:00

ITD Announces Resolutions Made by Shareholders.

Italian-Thai Development Public Company Limited (ITD) hereby announces resolutions made by
the Annual General Meeting of Shareholders No. 1/2010, held on April 26, 2010 at 2.05 p.m. at
the Meeting Room on 37th floor, Head Office, New Petchburi Road, Bangkok. At the beginning of
the Meeting 465 Shareholders attended with 1,961,188,537 shares in aggregate, which was
equal to 46.77% and thus constituted a quorum. The Meeting resolved as follows:

1. To certify the Minutes of the Annual General Meeting of Shareholders No. 1/2009.

Be certified by majority votes as follows :

Approved 1,960,164,537 or 99.95%. Abstained 1,024,000 Votes or 0.05 %.

2. To acknowledge the year 2009 operation results.

Be acknowledged by majority votes as follows:

Approved 1,959,944,937 or 99.94 %. Disapproved 209,600 Votes or 0.01% Abstained
1,034,000 Votes or 0.05%.

3. To approve the Company's Balance Sheets and Profit and Loss Statements for the year
ended December 31, 2009.

Be approved by majority votes as follows:

Approved 1,959,819,537 or 99.93%. Disapproved 50,000 Votes or 0.00% Abstained
1,319,000 Votes or 0.07%.

4. To approve the omission of allocation of partial profits as legal reserve. According to the
balance sheet and profit and loss statements of the Company for the year ended December 31,
2009, the Company had losses in the amount of Baht 1,268,413,000.

Be approved by majority votes as follows:

Approved 1,960,087,037 or 99.94 %. Disapproved 957,500 Votes or 0.05%
Abstained 144,000 Votes or 0.01%.

5. To approve the omission of the dividend payment for the year 2009 accounting period.
According to the balance sheet and profit and loss statements of the Company for the year
ended December 31, 2009, the Company had losses in the amount of Baht 1,268,413,000.

Be approved by majority votes as follows:

Approved 1,955,345,437 or 99.70%. Disapproved 1,522,100 Votes or 0.08%
Abstained 4,321,000 Votes or 0.22%.

1

6. To approve the re-appointment of Mrs. Nijaporn Charanachitta , Mr. Pathai Chakornbundit
and Mr. Peeti Karnasuta, Directors, who resign by rotation, into their office
for another term.

Be approved by majority votes as follows:

6.1 Mrs. Nijaporn Charanachitta
Approved 1,959,804,537 or 99.93%. Disapproved 1,209,000 Votes or 0.06%
Abstained 175,000 Votes or 0.01 %.

6.2 Mr. Pathai Chakornbundit
Approved 1,959,850,537 or 99.93%. Disapproved 1,165,000 Votes or 0.06%
Abstained 173,000 Votes or 0.01%.

6.3 Mr. Peeti Karnasuta
Approved 1,959,570,537 or 99.92%. Disapproved 1,209,000 Votes or 0.06%
Abstained 409,000 Votes or 0.02%.

7. To approve the determination of the remuneration of the Board of Directors which is not more
than Baht 5,390,000 per year and the remuneration of the Audit Committee which is not more
than Baht 1,400,000 per year, and be approve by not less than 66.67% of the total votes
represented by the shareholders attending the Meeting and having the voting rights as follows :

Approved 1,958,500,037 or 99.86%. Disapproved 1,238,500 Votes or 0.06%
Abstained 1,450,000 Votes or 0.07%.

8. To approve the appointment of Mr. Somkid Tiatrakul, certified public accountant (Thailand)
No. 2785 and/or Mrs. Sumalee Chokdeeanant, certified public accountant (Thailand) No. 3322
of Grant Thornton Limited to be the auditors for the accounting year ended December 31, 2010
and to determine the auditors' remuneration at the amount of Baht 4,121,000 per year.

Be approved by majority votes as follows :

Approved 1,957,625,937 or 99.82%. Disapproved 469,600 Votes or 0.02%
Abstained
3,093,000 Votes or 0.16%.

Please be informed accordingly.

2

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35
ตลาดหลักทรัพย์แห่งประเทศไทย
The Stock Exchange of Thailand

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Symbol	ITD
Source	ITD
Headline	The construction of Central Plaza Rama 9 building.
Date/Time	21 Apr 2010 12:59:00

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET about the construction of the 20 storey Central Plaza Rama 9 building, under three contracts. Details of the contracts are as follows:-

1.Construction of the Structure and Architectural Works for the Plaza Portion Contract

Description of works :Department Store Building with 8 storeys and 2 basement levels with total service area of 208,658 sq.m, and a Parking Area for 2,595 cars ,

Client : CPN Construction Management Co.,Ltd.

Contract Value : Baht 1,278,115,000.00 (Including VAT)

2. Construction of the Structure and Architectural Works for the Office Tower Contract

Description of works :Rental Offices with 13 storeys (from 8th floor to 20th floor), with total service area of 29,000 sq.m

Client : CPN Construction Management Co.,Ltd

Contract Value : Baht 139,356,800.00 (Including VAT)

3. Interior Decoration Work for the Plaza Portion Contract

Description of works : Interior Decoration Work for the Common Area (from Basement floor to 6th floor), Lift Lobby and Toilets

Client : Central Pattana Nine Square Co.,Ltd

Contract Value : Baht 204,937,100.00 (Including VAT)

Period of works for all three contracts : 792 days

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35th Anniversary

ตลาดหลักทรัพย์แห่งประเทศไทย
The Stock Exchange of Thailand

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Symbol	ITD
Source	ITD
Headline	ublication of the 2010 Annual General Shareholders Meeting
Date/Time	25 Mar 2010 08:47:00

The translation

Re :Publication of the 2010 Annual General Shareholders Meeting invitation on the Company website.

The recent Board of Directors' meeting of Italian-Thai Development Public Company Limited (the Company) resolved to hold the 2010 Annual General Shareholders Meeting on Monday, April 26, 2010 at 2.00 p.m. at the Meeting Room , 37 floor, Head Office , 2034/132-161 Italthai Tower, New Petchburi Road, Bangkapi, Huaykwang, Bangkok, Thailand.

The Company would like to inform SET that the Company has posted the Invitation of the 2010 Annual General Shareholders' Meeting with all relevant documents on the Company's website at WWW.ITD.CO.TH on March 25, 2010 for consideration. The Company will post the 2009 Company Annual Report on our website as soon as possible.

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Symbol	ITD
Source	ITD
Headline	Scheduling the AGM 2010,the omission of the dividend payment
Date/Time	23 Mar 2010 08:52:00

The translation

The Board of Directors' Meeting of Italian-Thai Development Public Company Limited No.10/3/2010, on March 22, 2010 , passed resolutions regarding the following matters:

1. Consideration and approval the omission of the dividend payment for the 2009 accounting period.

2. Consideration and approval of holding the Annual General Meeting of Shareholders No. 1/2010 on April 26, 2010 at 2.00 p.m. at Meeting room, 37th floor,2034/132-161, Italthai Tower, New Petchburi Road, Bangkapi, Huay Kwang, Bangkok, to consider the following matters :

   1. To consider and certify the Minutes of Annual General Meeting of Shareholders No. 1/2009;
   2. To consider and acknowledge the 2009 operational result;
   3. To consider and approve the Company's Balance Sheet and Profit and Loss Statement for the year ended December 31, 2009;
   4. To consider and approve the omission of allocation of partial profits as legal reserve;
   5. To consider and approve the omission of the dividend payment for the 2009 accounting period;
   6. To consider and approve the appointment of new directors in place of directors retiring by rotation;
   7. To consider and approve the determination of remuneration for the Board of Directors and the Audit Committee for the year 2010;
   8. To consider and approve the appointment of an auditor and determination of remuneration of the auditor for the year 2010;
   9. To consider other business (if any).

3. Consideration and approval to confirm the Record Date for the right to attend the meeting on Monday April 5, 2010 and collect the names of shareholders as stipulated in the Securities and Exchange Act B.E. 2535, Section 225 by closing the share registration book on Wednesday April 7, 2010.

Please be informed accordingly.

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Symbol	ITD
Source	ITD
Headline	Signed Contracts
Date/Time	09 Mar 2010 08:35:00

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that in February and March 2010 , the Company signed two contracts as follows:-

Name of Project	Client	Contract Value (Including VAT)
1. The Construction of Mahidol Adulyadet-Phasinakarintorn Project, Nakhon Pathom	Nursing Faculty Foundation, Mahidol University	Baht 612.50 M

Signing date : Mar 2, 2010
Period of work : 600 days

Name of Project	Client	Contract Value (Including VAT)
2. The Construction of Baan Sammakorn Ramkhamheng 2 Project, Bangkok	Sammakorn Pcl.	Baht 113.89 M

Signing date :Feb 10, 2010
Period of work :2 years

The details of the contract works are as follows:-

1. The Construction of Mahidol Adulyadet-Phasinakarintorn Project
Description of Works : Construction of a 6 storey building and a car park including Structural, Architectural, Electrical, Mechanical,Infrastructure work and Durable Articles.

2. The Construction of Baan Sammakorn Ramkhamheng 2 Project, Bangkok
Description of Works : Construction of 2 storey precast residential houses, totalling 202 units. The scope of works include foundations and installation of Precast Columns,Beams, Slabs and Staircases only.

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Symbol	ITD
Source	ITD
Headline	the reasons contributing to the decrease of the net loss
Date/Time	04 Mar 2010 08:54:00

The translation

With reference to the Company's financial statements for the period ending 31st December 2009 submitted to SET on 2nd March 2010. The net loss attributable to the equity holders of the Company for the period ending 31st December 2009 was Baht 1,774.11 million. This was a decrease of net loss from the same period of the previous year of Baht 881.82 million or 33.20%.

The Company wishes to explain the reasons contributing to the decrease of the net loss attributable to the equity holders of the Company of more than 20% as follows:

1. The Company had the gross profit Baht 2,148.53 million which increased from the same period of the previous year by Baht 1,394.12 million or 184.80%.
2. The Company had interest income of Baht 246.21 million, which increased from the same period of the previous year by Baht 113.30 million or 85.25% partially from the accrued interest income from a project owner and the interest income from deposits.
3. The Company had a gain from buying back convertible bonds of Baht 503.38 million according to Italian-Thai Development (BVI) Company Limited, one of our Group Entities, which repurchased a portion of the convertible bonds amounting to US$37,700,000 in an aggregate principal amount of the convertible bonds, representing 25.13% of the outstanding principal amount of the convertible bonds.
4. The Company had a gain on the exchange rate of Baht 385.46 million, which increased from the same period of the previous year, in which the loss on exchange was Baht 294.22 million, by Baht 679.68 million or 231.01% according to the Baht appreciation.

The main reasons of the net loss attributable to the equity holders of the Company Baht 1,774.11 million were from the administrative expenses Baht 2,130.13 million, which increased from the same period of the previous year by Baht 334.40 million or 18.62%, principally from the increased administrative expenses of newly formed joint ventures in construction business such as the Kolkata Airport Terminal project and the Mae Moh mining project Phase 7. Besides, the Company set up the allowance for doubtful accounts Baht 194.28 million which was mainly from the joint venture operating in the United Arab Emirates Baht 116.35 million, the loss on sale of capital assets from the completed construction projects Baht 512.31 million, the loss on disposal of investment in the Philippines Baht 112.70 million and the loss on written off cash advance for a project in Cambodia Baht 253.56 million.

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Symbol	ITD
Source	ITD
Headline	Audited Yearly F/S And Consolidated F/S (F45-3)
Date/Time	02 Mar 2010 19:05:00

(Audited Yearly F/S and Consolidated F/S (F45-3))
Reports: Audited yearly and consolidated statements as follows.
Name ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

Audited
(In thousands)
Ending 31 December

The Consolidated Financial Statement

	For year	
Year	2009	2008
Net profit (loss)	(1,774,113)	(2,655,931)
EPS (baht)	(0.42)	(0.63)

The Company Financial Statement

	For year	
Year	2009	2008
Net profit (loss)	(1,268,413)	(2,450,055)
EPS (baht)	(0.30)	(0.58)

Auditors Opinion:
Qualified Opinion with an emphasis of matters

Comment: 1. Please see details in financial statements, auditor's report and remarks from SET SMART

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature ____________________________
( )
Position

Authorized to sign on behalf of the company

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Symbol	ITD
Source	ITD
Headline	Notification of the Closing Date of Register Book
Date/Time	22 Feb 2010 13:54:00

The translation

Subject: Notification of the Closing Date of Register Book for Interest Payment of ITD109A

Refer to: The Letter of Bank of Ayudhya No. Bor Thor Lor. 0279/2010 dated February 17, 2010

Italian-Thai Development Public Company Limited ("the Company") would like to inform you that the Company will close the registered book for determining the rights of debentureholders to receive the interest payment of the debenture issue No. 1/2008 of the Company maturing 2010 (ITD109A), the details are shown in the referenced letter from the registrar of the debenture.

Please be informed accordingly.

(Translation)

No. Bor Thor Lor. 0279 /2010

17 February 2010

Attention: The Managing Director
Italian-Thai Development Public Company Limited

Subject: Notification and determination of the closing date of the share transfer register to determine holders with rights to interest payment on the Debenture Issue No.1/2008 of the Italian Development Pcl. maturing 2010 (ITD109A)

As registrar of the Debenture Issue 1/2008 of the Italian-Thai Development Pcl. maturing in 2010 (ITD109A), the Bank of Ayudhya Plc. is pleased to inform you that an interest rate of 6.5% per annum will be used in the calculation of interest payment during the 90 days covering 23 December 2009 - 22 March 2010 and that the share transfer register will be closed for the determination of holders with rights to interest payment on 9 March 2010 at 12.00h. as the interest payment will be made on 23 March 2010.

Sincerely yours

(Mrs. Wanna Chantavarin)
VP and Group Manager
Bank of Ayudhya Pcl.

Securities Service Department
Tel. (02) 296-4494

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Symbol	ITD
Source	ITD
Headline	repurchased a portion of the Bonds
Date/Time	05 Feb 2010 08:59:00

Translation

With reference to the US$150,000,000 4.50% Convertible Bonds due 2013 issued and offered to investors outside of Thailand on 10th June 2008 (the "Bonds"), Italian-Thai Development Public Company Limited ("ITD") would like to announce that Italian-Thai Development (BVI) Company Limited, one of our Group Entities, repurchased a portion of the Bonds amounting to US$14,200,000 in an aggregate principal amount of the Bonds representing 12.64% of the outstanding principal amount of the Bonds on 28th January 2010.

The repurchased bonds had been transferred to Trustee (DB Trustees (Hong Kong) Limited) for cancellation value on 2nd February 2010 in accordance with the terms and conditions of the Bonds. As the result of the event above, the remaining outstanding Bonds after the cancellation are US$98,100,000.

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Symbol	ITD
Source	ITD
Headline	signed three contracts
Date/Time	02 Feb 2010 09:00:00

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that between December 2009 to January 2010 , the Company signed three contracts as follows:-

Name of Project	Client	Contract Value (Including VAT)	Signing date	Period of work
1. BRT Depot Project, Bangkok	Traffic and Transportation Department of Bangkok Metropolitan Administration	Baht 58.78 M	Jan 15,2010	5 months
2. The Construction of track renovation from Phitsanulok to Banbung Train Station Project.	State Railway of Thailand	Baht 113.80 M	Jan 8 ,2010	270 days
3. The Construction of the repair and strengthening of canal bridges in Bangkok area- group 2	Bangkok Metropolitan Administration	Baht 129.75 M	Dec 25 ,2009	360 days

The details of the contract works are as follows:-

1. The Construction of BRT Depot Project, Bangkok
Description of works: - Construction of a 2 storey reinforced concrete office building.
- Construction of a 1 storey reinforced concrete bus depot.
- Construction of a roof and shedding for gas station.

2. The Construction of track renovation from Phitsanulok to Banbung Train Station Project.
Description of works: - Supply and replace concrete sleeper with fastening complete set
- Tamping Concrete sleeper by hand tamping twice at 8 positions
adjust spacing for rail joint included lift and tamping
- Remove existing sleeper include delivery to stock from Phitsanulok
Station to Ban Bung Station with a total distance 38 km.

3. The Construction of the repair and strengthening of canal bridges in Bangkok area- group 2
Description of works: Repair and strengthening of 28 concrete canal bridges including the
assessment of bridge deterioration and load bearing capacity according

to Thai truck load (25 tons) and 1.3 times of AASHTO HS20-44 and
repair of drainage system, lighting and traffic signage.

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Symbol	ITD
Source	ITD
Headline	The investments in ITD-MADAGASCAR S.A
Date/Time	13 Jan 2010 13:40:00

Translation

Italian-Thai Development Public Company Limited (ITD) would like to report on the investments in ITD-MADAGASCAR S.A ,registered on 23rd June 2009 with 20,000,000 (1 US$ = 1970 Ariary) to separate 1,000 shares , par value is Ariary of registered capital, 20,000 Ariary.

1. The Nature of businesses
   1.1 Construction service of civil work, building, and public works.
   1.2 Exploration and Exploitation of Minerals.
   1.3 General business related to 1.1 - 1.3 including financing, trading, Industry , civil works , movable property and immovable property which may,directly or indirectly, relate to any objective as mentioned earlier or any objective similar or contemplated thereto.

2. Name of Directors ;

   1. Mr.Yuthachai Charanachitta
   2. Mr.Peeti Karnasuta
   3. Mr.Prasert Sanor

3. Shareholders' Structure ;

No.	Name	Number of Shares
1.	Italian-Thai Development Public Co., Ltd.	997
2.	Mr.Yuthacha Charanachitta	1
3.	Mr.Peeti Karnasuta	1
4.	Mr.Prasert Sanor	1

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Symbol	ITD
Source	ITD
Headline	signed a contract
Date/Time	23 Dec 2009 08:39:00

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that on 4th December , 2009, the ITA Consortium , comprising of Italian-Thai Development Public Company Limited and Aquathai Company Limited, has jointly signed a contract with The Metropolitan Waterworks Authority to proceed with the construction of the expansion of the Maha Sawat Water Treatment Plant Phase 4 and related works.

The details of the contract works are as follows:-

Description of works: construction,supply and installation of equipment for two clarifiers, fourteen filter batteries , a clear water tank with the capacity of 60,000 cu.m. and related works for the expansion to an additional production capacity of 400,000 cu.m. per day.

Contract Value : Baht 845.621 M (Including VAT)
(ITD Portion = Baht 480.751 M,AQT Portion=Baht 364.870 M)

Period of Works : 840 days

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The Stock Exchange of Thailand

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Symbol	ITD
Source	ITD
Headline	The right of shareholders to propose in advance agenda items
Date/Time	16 Dec 2009 08:36:00

Translation

Subject: The right of shareholders to propose in advance agenda items, as well as to nominate a candidate to be appointed as a director at the Annual General Meeting of Shareholders.

Italian-Thai Development Public Company Limited ("the Company") hereby announces that regarding the determination of the agenda for the Annual General Meeting in 2010, the Company now provides the opportunity to shareholders to have the right to propose agenda items, as well as to nominate a candidate to be appointed as a director at the Annual General Meeting of Shareholders, before the meeting date. The shareholders can consider the Company's website (http://www.itd.co.th/en/investor.php) and the attachment below and submit the Proposal not later than Monday, 1 February 2010, for the Board of Directors to have sufficient time to review and evaluate all Proposals.

Please be informed accordingly.

Right of Shareholders to propose agenda items and to nominate persons to be elected as directors at Annual General Meeting of Shareholders in Advance

To ensure that our shareholders' rights are equally treated, we, Italian-Thai Development Public Company Limited (ITD) have appointed Independent Directors to take care of minority shareholders rights from being limited, and to hear from them their suggestions and inquiries.Minority shareholders' opinions, complaints and inquiries are welcomed through e-mail at cccs@itd.co.th.

Moreover, ITD' s shareholders are entitled to the following rights prior to the 2010 Annual General Meeting of shareholders:

Shareholders who have the right to propose agenda items and to nominate a candidate to be appointed as a director are shareholders, individually or as a group, who totally own not less than five percent of the total number of ITD's ordinary shares which have the right to vote at the meeting.
The Board of Directors will then consider each item as they deem appropriate.

1. Propose agenda items for the 2010 Annual General Meeting of Shareholders.

If the Board of Directors argues that any issues are significant or beneficial to ITD or shareholders, the Board will put the said issues in the meeting agenda, marked as "agenda from shareholders" in the notice to shareholders. In the case that the Board of Directors denies any shareholders proposals, ITD will report those items and its rationale to the shareholders at the Annual General Meeting of Shareholders.

In the following cases, ITD will not accept any proposals proposed by shareholders, if;

1) The shareholder does not follow the above-mentioned requirements;
2) The proposed issue relates to normal business practices of ITD and the facts supplied from shareholders relating to the issue do not provide enough information to claim that the normal business practices are suspect or not normal business practices;

3) The proposed issue is beyond ITD's power to act upon;

4) Any other cases, whereby the laws grant the company the right to deny shareholders proposal.

2. Nomination of a Candidate to be appointed as a director at the Annual General Meeting of Shareholders.

Shareholders have the right to nominate a candidate to be appointed as a director at the Annual General Meeting of Shareholders. In this case, the Board of Directors will consider the nominations and recommend suitable persons to be appointed as a director to the Annual General Meeting of Shareholders for its approval.

Submission of the Proposal

The Qualified Shareholders should submit the Proposal Agenda Item of the Annual General Meeting of Shareholders and/or the Proposal for Nomination of a Candidate as a Director of the Company together with a Resume of Candidate Nominated as a Director of the Company to the following address:

Ms.Praewphan Vatayanont
Italian-Thai Development Public Company Limited
2034/132-161, Italthai Tower , 38th floor,
Corporate Service Division,
New Petchburi Road, Bangkapi, Huaykwang , Bangkok 10310

Telephone: +66 (0) 2716 1600
Facsimile: +66 (0) 2716 1494

For the 2010 Annual General Meeting of Shareholders that shall be held in April 2010, the Qualified Shareholders must submit their Proposals not later than Monday, 1 February 2010 in order to provide the Company, and the Board of Directors with sufficient time to review and evaluate all Proposals.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED
The Proposal for an Agenda Item of the Annual General Meeting of Shareholders

Date ________________________

Name - Surname (Proposer) ____
Address ____
____
____
—

Telephone No. ______________________________________

Facsimile No. ______________________________________

E-mail Address ______________________________________

Numbers of Share Holding ________________________________ shares

Period of Share Holding ___________________________________ year(s)

Proposed Agenda
____
____
____

Objective/ Rationale
____
____
____

Signature______________________________________ Shareholder
(______________________________________)

Remarks:
1. Shareholders must enclose the following documents with this form:
1.1 The evidence of shares held as on the proposal date, such as the certificate of shares held issued by securities companies or any other certificates from the Stock Exchange of Thailand (SET) or Thailand Securities Depository Co., Ltd.

1.2 In the case shareholders are an individual; copy of identification card/ passport (in case of a non-Thai national) must be enclosed and certified a true copy by the shareholder.
1.3 In the case shareholders are juristic persons, the copy of the corporate affidavit issued by the Department of Business Development, Ministry of Commerce or other related agencies and copy of identification card/passport (in the case of a foreigner) of the authorized director must be enclosed and certified true copies by such director.

2. In the case a group of shareholders proposes the agenda item, each shareholder must separately fill in and sign this form as evidence. Then the forms should be gathered into one set.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED
The Proposal for Nomination of a Candidate as a Director of the Company

Date ________________________

Name - Surname (Proposer) ____

Address
____
____
____
—

Telephone No. ______________________________________

Facsimile No. ______________________________________

E-mail Address ______________________________________

Numbers of Share Holding __________________________________ shares

Period of Share Holding ____________________________________ year(s)

I would like to nominate (Mr./ Mrs./ Miss) ______________________________

for the Nomination and Remuneration Committee's consideration as a qualified candidate who possesses no prohibited characteristics to be appointed as a Company Director.

Such person has given his/her consent and certifies that information disclosed in the attached "Resume of Candidate Nominated for Director of the Company" and other support documents are true and authentic.

Signature_______________________________________ Shareholder
(_____________________________________)

Remarks:
1. Shareholders must enclose the following documents with this form:
1.1 The evidence of shares held as on the proposal date, such as the certificate of shares held issued by securities companies or any other certificates from the Stock Exchange of Thailand (SET) or Thailand Securities Depository Co., Ltd.
1.2 In the case shareholders are an individual; copy of identification card/ passport (in case of non-Thai national) must be enclosed and certified a true copy by the shareholder.
1.3 In the case shareholders are juristic persons, the copy of the corporate affidavit issued by the Department of Business Development, Ministry of Commerce or other related agencies and copy of identification card/passport (in the case of a foreigner) of the authorized director must be enclosed and certified true copies by such director.

2. In case a group of shareholders proposes the agenda item, each shareholder must separately fill in and sign this form as evidence. Then the forms should be gathered into one set.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED
Resume of the Candidate Nominated as a Director of the Company

1. Name - Surname
English ______________________(Maiden name ______________)

Thai ______________________

2. Date of Birth ______________________ Age ________ years

3. Nationality ______________________

4. Marital Status

? Single ? Married ? Divorced ? Widowed

(1) Spouse's Name ______________________ (Maiden name)

(2) Number of Children ______________________

4.1 Name - Surname ____________ Year of Birth ____________
Place of work ______________________
Position ______________________

4.2 Name - Surname ____________ Year of Birth ____________
Place of work ______________________
Position ______________________

4.3 Name - Surname ____________ Year of Birth ____________
Place of work ______________________
Position ______________________

5. (1) Present Address
No. ________ Soi ________ Road________
Sub-District ________ District________
City ________Telephone________
Facsimile________ e-mail________

(2) Company Address
No.________ Soi ________ Road________
Sub-District ________ District________
City ________Telephone________
Facsimile________ e-mail ________

6. Professional Background
(1) Education (Please enclose copies of academic qualifications certificates)

Institution	Degree and Major Subject	Year Graduated

(2) Training/ Seminar course (which relate to directorship)

Course	Institution/Company	Year Attended

7. Work Experience

From - To	Company	Business	Position

8. Share holding in Italian - Thai Development PCL. as of
________________(the proposal date)
Common Stock ______________________ Shares

8.1 Share holding in Italian - Thai Development Public Company Limited of related person

8.1.1 Spouse ____________________Common Stock ____________________Shares

8.1.2 Children (minors)

(1) ________________________________Common Stock ____________________ Shares
(2) ________________________________Common Stock ____________________ Shares
(3) ________________________________Common Stock ____________________ Shares

9. Record of lawsuits (except for petty offenses)

Court	Status (Plaintiff/ defendant/ claimant)	Type (Civil/ Criminal/ Bankruptcy)	Offense	Amount	Outcome
______	________	________	________	________	________
______	________	________	________	________	________
______	________	________	________	________	________
______	________	________	________	________	________

10. Having direct and indirect interests in Italian - Thai Development Public Company Limited, subsidiaries, associated companies and related companies. (Please specify nature of the transaction and characteristics of such interests, including transaction value)

11. Shareholding and being a director of subsidiaries, associated companies and related companies of Italian - Thai Development Public Company Limited (in case of shareholding, please specify company's names,number of shares held, percentage of shareholding or in case of being a director, please specify company's names)

I (Mr./ Mrs./Miss/) ____
who has been nominated as a candidate as a director of the Company certify that the information provided above is complete and true, and the supporting documents submitted herewith are authentic.

Signature____ Candidate
(____)
Date ____________________________________





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The Stock Exchange of Thailand

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Symbol	ITD
Source	ITD
Headline	Report on Investment in United Arab Emirates
Date/Time	01 Dec 2009 09:11:00

Translation

Subject : Report on Investment in United Arab Emirates

Italian-Thai Development Public Company Limited ("the Company") is hereby to provide information on its investment in United Arab Emirates ("UAE"):

1. The Palm Jumeirah-Crescent Plot No.36 and 37 Projects

The Company had been a subcontractor in the Projects as the name of ITD-Nawarat (L.L.C.) (holding the share of 60% and as of 30th September 2009, the Company invested totally AED 87,000 or Baht 0.98 Million). The projects' owner was Seven Tides Limited and the project was completed in the year 2008 and the Company has recorded allowance for doubtful accounts for this projects' income. With related transaction with ITD-Nawarat (L.L.C.) appearing in the Company's Financial Statement as of 30th September 2009 was as the following:

Trade accounts receivable - related parties	Baht 54.90	million
Short-term loans and advances to related parties	Baht 273.07	million
Total	Baht 327.97	million
Less: Allowance for doubtful accounts	Baht (327.97)	million
Outstanding Balance	Baht 0.00	million

In addition, ITD-Nawarat (L.L.C.) has construction income and retention money which the Employer deducted out of each installment payment in the total amount of AED 10.14 million and the earned revenues not yet billed amount AED 4.33 million. Provided, the Employer do not make payments for the unpaid wages for construction and the mentioned retention money, the Company may face damages caused by recording of a more 60% loss totaling AED 8.68 million or Baht 79.23 million which will not impact to the Company's cash flow.

2. In March, 2009, the Company invested in QINA Contracting L.L.C., established with the objective of conducting the Construction Business in UAE, with all co-investors being:

Quest Energy L.L.C.	51%
Italian-Thai Development Public Company limited	24%
Nawarat Patanakarn Public Company Limited	20%
Ahead All Company Limited	5%

The investment of the Company made in QINA Contraction L.L.C. as of 30th September 2009 was AED 720,000 or Baht 7.11 million. Presently, QINA Contracting L.L.C. has never started executing any Construction Project, only process of preparing for bidding in UAE.

Please be informed and publish to investors.

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Symbol	ITD
Source	ITD
Headline	Notification of the Closing Date of Register Book
Date/Time	23 Nov 2009 09:03:00

Translation

Subject: Notification of the Closing Date of Register Book for Interest Payment of ITD109A

To: The President
The Stock Exchange of Thailand
Refer to: The Letter of Bank of Ayudhya No. Bor Thor Lor. 0862/2009 dated November 17, 2009

Italian-Thai Development Public Company Limited ("the Company") would like to inform you that the Company will close the registered book for determining the rights of debenture holders to receive the interest payment of the debenture issue No. 1/2008 of the Company maturing 2010 (ITD109A), the details are shown in the referenced letter from the registrar of the debenture.

Please be informed accordingly.

(Translation)

No. Bor Thor Lor. 0862/2009

17 November 2009

Attention: The Managing Director
Italian-Thai Development Public Company Limited

Subject: Notification and determination of the closing date of the share transfer register to determine holders with rights to interest payment on the Debenture Issue No.1/2008 of the Italian-Thai Development Pcl. maturing 2010 (ITD109A)

As registrar of the Debenture Issue 1/2008 of the Italian-Thai Development Pcl. maturing in 2010 (ITD109A), the Bank of Ayudhya Plc. is pleased to inform you that an interest rate of 6.5% per annum will be used in the calculation of interest payment during the 91 days covering 23 September 2009 - 22 December 2009 and that the share transfer register will be closed for the determination of holders with rights to interest payment on 9 December 2009 at 12.00h. as the interest payment will be made on 23 December 2009.

Sincerely yours

(Mrr. Wanna Chantavarin)
VP and Group Manager
Bank of Ayudhya Pcl.

Securities Service Department
Tel. (02) 296-4494

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Symbol	ITD
Source	ITD
Headline	signed a contract for Yanhee Hospital Inter 2
Date/Time	23 Nov 2009 08:02:00

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that on October 9th, 2009 the Company signed a contract with Yanhee Hospital Co.,Ltd. to proceed with Yanhee Hospital Inter 2. The details of the contract works are as follows:-

Description of Works:To construct a 10 storey building and 2 levels of basement, including structural work, architectural work and restoration work with the total area 11,613 sq.m.

Contract Value : Baht 192 million (Including VAT)

Period of Work :607 days

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